Elemental Royalty Corporation
(formerly Elemental Altus Royalties Corp.)
Annual Information Form
For the Financial Year Ended December 31, 2025
March 23, 2025

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)

Introductory Notes
General Matters
The information contained in this annual information form (“AIF”), unless otherwise indicated, is given as of December 31, 2025. More current information may be available on our public website at https://elementalroyalty.com/ or on our SEDAR+ profile at www.sedarplus.ca.
Unless otherwise noted or the context otherwise indicates, the term “Elemental” or the “Company” refers to Elemental Royalty Corporation and its subsidiaries.
For reporting purposes, the Company presents its financial statements in U.S. dollars and its annual financial statements are prepared in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
Cautionary Note Regarding Forward-Looking Statements
This AIF contains “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking information”). Forward-looking information is provided as of the date of this AIF and Elemental Royalty Corporation (“Elemental” or the “Company”) does not intend to and does not assume any obligation to update forward-looking information, except as required by applicable securities law. Accordingly, investors should not place undue reliance on forward-looking statements.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	2

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative and grammatical variations) of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information is based on reasonable assumptions that have been made by Elemental as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Elemental to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the Company’s continued development through organic growth and through acquisitions of royalties, streams and other rights; the Company’s continued expectation to purchase royalties and other rights; changes in revenue; the Company’s expectation to declare and pay dividends; the anticipated ability for qualifying registered shareholders to elect to receive dividends in the form of Tether Gold; statements or information regarding the value of Tether Gold and deviations between the value of Tether Gold and the price of physical gold in global commodities markets; the receipt of royalty and streaming payments from mines or operations in North America, Latin America, Europe, Türkiye, Africa, Australia, Burkina Faso, Chile, Côte d’Ivoire, Mali, Mexico and other countries; changes in legislation, regulation or governments; the impact from investing in streams and royalties on mines and projects that the Company believes has well-managed ESG; changes in commodity prices; deviations with respect to the Mineral Reserve and Mineral Resource (as each such term is defined herein) estimates; the ability of the Company’s counterparties to comply with the terms of any other obligations under agreements with the Company; the anticipated effect on the Company of renegotiations or terminations of contracts or sub-contracts; information with respect to the cost of future production; information regarding future operating costs and capital costs; statements or information concerning the Company’s growth strategy and the Company’s future performance and business prospects and opportunities; statements and information concerning the Company’s investments, as well as those risk factors discussed under the heading “Risk Factors” in this AIF.
Forward-looking information in this AIF includes disclosure regarding the royalty and stream payments to be paid to Elemental by property owners or operators of mining projects pursuant to net smelter returns (“NSR”), gross revenue royalty (“GRR”), and other royalty and streaming agreements (“royalties” or “streams” and individually a “royalty” or a “stream”), the future outlook of Elemental and the mineral reserve (“Mineral Reserve”) and mineral resource (“Mineral Resource”) estimates for the mines that are covered by royalties, streams and other rights owned by Elemental. Forward-looking statements are based on a number of material assumptions, which management of Elemental believe to be reasonable, including, but not limited to, the continuation of mining operations at the mines from which Elemental will receive royalty and stream payments, that commodity prices will not experience a material adverse change, mining operations that underlie royalties and streams will operate in accordance with disclosed parameters and such other assumptions as may be set out herein.
Although Elemental has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results to not be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Readers of this AIF should carefully review the risk factors set out in this AIF under the heading “Risk Factors”.
Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates
This AIF has been prepared in accordance with the requirements of Canadian securities laws. Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this AIF have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System based on information prepared by the current or previous owners or operators of the relevant properties (as and to the extent indicated by them). NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for public disclosure that apply when an issuer discloses scientific and technical information concerning its material mineral projects. A historical estimate is defined by NI 43-101 as “an estimate of the quantity, grade, or metal or mineral content of a deposit that an issuer has not verified as a current mineral resource or mineral reserve, and which was prepared before the issuer acquiring, or entering into an agreement to acquire, an interest in the property that contains the deposit”. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	3

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Technical and Third-Party Information
The Company provides certain links to websites and references to third party websites in this AIF. No such websites are incorporated by reference herein. The content of such websites has not been independently verified by Elemental. The Company also produces other materials that may be of assistance when reviewing (but which do not form part of, nor are incorporated by reference into) this AIF, including Company’s financial statements and MD&A.
Except where otherwise stated, the disclosure in this AIF relating to properties and operations on the properties in which Elemental holds royalty or stream interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at March 23, 2026 (except where stated otherwise), and none of this information has been independently verified by Elemental. Specifically, as a royalty or stream holder, Elemental has limited, if any, access to properties included in its portfolio of royalties and stream interests. Additionally, Elemental may from time to time receive operating information from the owners and operators of the properties which it is not permitted to disclose to the public. Elemental is dependent on the operators of the properties and their qualified persons to provide information to Elemental or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Elemental holds royalty and stream interests and generally has limited or no ability to independently verify such information. Although Elemental does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Elemental’s royalty and stream interests. Certain of Elemental’s royalty and stream interests can cover less than 100% of the Mineral Reserves and Mineral Resources publicly reported by the owner or operator of a mineral property.
Except where otherwise noted, the disclosure in this AIF relating to Mineral Reserve and Mineral Resource statements for individual properties is made as at December 31, 2025. In addition, numerical information presented in this AIF which has been derived from information publicly disclosed by owners or operators may have been rounded by Elemental and, therefore, there may be some inconsistencies between the information presented in this AIF and the information publicly disclosed by owners and operators of mineral properties.
The assumptions and methodologies underpinning estimates of mineral resources and mineral reserves on a property, and the classification of mineralization in categories of measured, indicated and inferred and proven and probable within the estimates of mineral resources and mineral reserves, respectively, and the assumptions and methodologies employed in proposed mining and recovery processes and production plans, were made by owners or operators and their qualified persons. Elemental generally has limited or no ability to independently verify such information. Elemental has not verified, and is not in a position to verify, the accuracy, completeness or fairness of such third-party information and refers the reader to the public reports filed by the operators for information regarding the properties in which Elemental holds a royalty or similar interest. Although Elemental does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.
Elemental considers its royalty or stream interests, as applicable, in the Karlawinda Mine, the Caserones Mine, and the Timok Project to be its only material mining projects (the “Material Projects”) for the purposes of NI 43-101.
Information contained in this AIF with respect to each of the Material Projects has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101. Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Karlawinda Mine is based on Elemental’s technical report entitled “Amended NI 43-101 Technical Report Karlawinda Gold Project, Western Australia, Australia” dated December 31, 2020 with an effective date of December 21, 2020 and authored by Timothy J. Strong, MIMMM (the “Karlawinda Technical Report”), as amended August 4, 2021. The Karlawinda Technical Report was prepared in accordance with NI 43-101 and a copy is available under the Company’s SEDAR+ profile at www.sedarplus.ca. Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Caserones Mine is based on Lundin Mining’s technical report entitled “NI 43-101 Technical Report Caserones Mining Operation Caserones Project, Atacama Region, Chile” dated July 13, 2023, and authored by AGP Mining Consultants Inc. (the “Caserones Technical Report”). The Caserones Technical Report was prepared in accordance with NI 43-101 and is available on Lundin Mining Corporation’s company profile at www.sedarplus.ca. Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical natures for the Timok Project is based on the information in the technical report entitled “NI 43-101 Technical Report - Timok Copper- Gold Project Royalty, Serbia” dated March 25, 2022 with an effective date of December 31, 2020, prepared by Mineral Resource Management LLC (the “Timok Technical Report”) which technical report was prepared for, and filed under EMX’s SEDAR+ profile on March 31, 2022 at www.sedarplus.ca. A copy of the Timok Technical Report is also available under the Company’s SEDAR+ profile at www.sedarplus.ca. To the best of the Company’s knowledge, information, and

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	4

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
belief, there is no new material scientific or technical information that would make the disclosure of the mineral resources or mineral reserves in the Timok Technical Report inaccurate or misleading.
Cautionary Note to United States Investors Concerning Mineral Resources Estimates
The mineral resource estimates contained in or incorporated by reference in this AIF were prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource estimates included or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in accordance with the CIM (defined hereunder) standards for mineral resource estimation which were incorporated by reference in NI 43-101.
Under the SEC’s Mining Rules, the SEC recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in the SEC’s Mining Rules and mining terms defined in the CIM Definition Standards, which definitions have been adopted by NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of the Company’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.
U.S. investors are cautioned that “inferred mineral resources” have a lower level of confidence than that applying to “indicated mineral resources” and cannot be directly converted to a “mineral reserve”. Under Canadian rules, “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.
Mineral Resource and Reserve Disclosures According to an Acceptable Foreign Code
Under NI 43-101, “Acceptable Foreign Code” means the JORC Code, the PERC Code, the SAMREC Code, Regulation S-K 1300 under the U.S. Securities Exchange Act of 1934, as amended (“SEC Mining Rules”), the Certification Code, or any other code, generally accepted in a foreign jurisdiction, that defines mineral resources and mineral reserves in a manner that is consistent with mineral resource and mineral reserve definitions and categories set out in sections 1.2 and 1.3 of NI 43-101.
NI 43-101 permits an issuer to make disclosure and file a technical report that uses mineral resource and mineral reserve categories of an Acceptable Foreign Code in certain circumstances, if the issuer includes in the technical report a reconciliation of any material differences between the mineral resource and mineral reserve categories used and the categories set out in sections 1.2 and 1.3 of NI 43-101.
As such, in addition to NI 43-101, certain estimates referenced in this AIF have been prepared in accordance with the JORC Code or the PERC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws. Accordingly, information containing descriptions of the Company's mineral properties may not be comparable to similar information made public by Canadian or U.S. reporting companies. For more information, see “Reconciliation to CIM Definitions” below.
Reconciliation to CIM Definitions
In this AIF, Elemental has disclosed a number of Mineral Resource and Mineral Reserve Estimates as well as certain historical estimates covering properties related to the mining assets that are not based on Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, but instead have been prepared in reliance upon JORC (as defined herein) (“Acceptable Foreign Code”) or in reliance on the “historical estimates” provisions of NI 43-101. Estimates based on the Acceptable Foreign Code are recognized under NI 43-101 in certain circumstances. In each case, the Mineral Resources and Mineral Reserves reported in this AIF are based on estimates previously disclosed by the relevant mineral property owner or operator, without reference to the

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	5

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
underlying data used to calculate the estimates. Accordingly, Elemental is not able to reconcile the Mineral Resource and Mineral Reserve Estimates prepared in reliance on an Acceptable Foreign Code or in reliance on the “historical estimates” provisions of NI 43-101 with that of CIM definitions. Elemental previously sought confirmation from its Qualified Person who is experienced in the preparation of resource and reserve estimates using CIM and the Acceptable Foreign Code, of the extent to which an estimate prepared under the Acceptable Foreign Code would differ from that prepared under CIM definitions. Elemental was advised that, while the CIM definitions are not identical to those of the Acceptable Foreign Code, the Mineral Resource and Mineral Reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar Mineral Reserve and Mineral Resource Estimates. Elemental’s Qualified Person further confirmed, without reference to the procedures in which the estimates prepared using the Acceptable Foreign Code that are reproduced in this AIF were conducted, that in the course of preparation of a Mineral Resource or Mineral Reserve Estimate, effectively the same procedures would be used to prepare and report the Mineral Resource or Mineral Reserve Estimate regardless of the reliance on CIM or the Acceptable Foreign Code. Annual Results Announcement For The Year Ended 31 December 2025 published March 20, 2026 and which can be found in the public domain, included year-end 2023 reserve statements for the Timok Upper and Lower Zones. However, the Company cautions that these reserve statements do not meet CIM guidelines or NI 43-101 reporting standards and should not be relied upon. See “Cautionary Note Regarding Mineral Reserve and Resource Reporting Estimates”.
U.S. investors are cautioned that mineral reserve and mineral resource information and other technical information contained in this AIF and the documents incorporated by reference herein may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.
Currency Presentation
All dollar amounts referenced as “C$”, “CAD” or “CAD$” are references to Canadian dollars, all references to “$”, “US$”, “USD” or “USD$” are references to United States dollars, and all references to “A$”, “AUD” or “AUS$” are references to Australian dollars.
The following table sets out for each period indicated: (i) the high and low daily exchange rates during such period; (ii) the average of the daily exchange rates for such period; and (iii) the daily exchange rate in effect at the end of the period, for one United States dollar, expressed in Canadian dollars, as quoted by the Bank of Canada.

	For the years ended December 31,
	2025	2024
High	1.4603	1.4416
Low	1.3558	1.3316
Average	1.3978	1.3698
End of Period	1.3706	1.4389
The daily exchange rate on March 23, 2026 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.7290 and for the conversion of United States dollars into Canadian dollars was US$1.00 equals C$1.3717.
The following table sets out for each period indicated: (i) the high and low daily exchange rates during such period; (ii) the average of the daily exchange rates for such period; and (iii) the daily exchange rate in effect at the end of the period, for one Canadian dollar, expressed in Australian dollars, as quoted by the Bank of Canada.

	For the years ended December 31,
	2025	2024
High	1.1710	1.1444
Low	1.0833	1.0715
Average	1.1102	1.1070
End of Period	1.0933	1.1217

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	6

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
The daily exchange rate on March 23, 2026 as reported by the Bank of Canada for the conversion of Australian dollars into Canadian dollars was A$1.00 equals CAD$0.9625 and the daily exchange rate as reported by the Reserve Bank of Australia for the conversion of Australian dollars into United States dollars was A$1.00 equals US$0.6980.
Share Consolidation
All numbers of, and prices per, Common Share in this AIF have been adjusted to give effect to the Consolidation (as defined herein) and represent Common Shares on a post-Consolidation basis, unless otherwise specified.
Corporate Structure
Elemental Royalties Limited, a British Virgin Islands company (“ERL BVI”), was incorporated under the BVI Business Companies Act 2004 on July 15, 2016. Pursuant to a reverse takeover, Fengro Industries Corp. (“Fengro”) acquired all of the issued and outstanding common shares of ERL BVI on July 27, 2020. On July 27, 2020, Fengro changed its name to “Elemental Royalties Corp.” in connection with the completion of the reverse takeover pursuant to which it acquired ERL BVI.
Fengro, the predecessor to Elemental Royalties Corp. (“ERC”), was incorporated on March 11, 2004, under the name “Ordorado Resources Corp.” It then changed its name to “Eagle Star Petroleum Corp.” on June 13, 2006, to “Eagle Star Minerals Corp.” on July 6, 2010, to “DuSolo Fertilizers Inc.” on February 28, 2014, and to “Fengro Industries Corp.” on December 18, 2017. On July 19, 2016, Fengro was continued from the federal jurisdiction of Canada into British Columbia pursuant to the Business Corporations Act (British Columbia) (“BCBCA”).
Pursuant to a merger of equals, ERC acquired all of Altus Strategies plc’s (“Altus”) issued and outstanding share capital in exchange for common shares in the capital of ERC (the “Altus Merger”). The Altus Merger was completed by way of a court-sanctioned scheme of arrangement under the laws of the United Kingdom and was subject to approval by shareholders of Altus. The Altus Merger was approved by Altus shareholders at two special shareholder meetings held on August 8, 2022, and the issuance of common shares of ERC under the terms of the Altus Merger was approved by ERC shareholders at ERC’s annual general and special meeting held on August 8, 2022.
On August 12, 2022, the United Kingdom High Court of Justice approved the court-sanctioned scheme of arrangement under section 899 of the Companies Act 2006. Under the Altus Merger terms, ERC acquired all issued and to be issued share capital of Altus, with each Altus share exchanged for 0.594 common shares of ERC.
On September 22, 2022, ERC changed its name to “Elemental Altus Royalties Corp.” (“Elemental Altus”) in connection with the completion of the Altus Merger with Altus.
Pursuant to a court-approved plan of arrangement under the laws of the Province of British Columbia effected November 13, 2025 (the “Arrangement”), Elemental Altus acquired all of EMX Royalty Corporation’s (“EMX”) issued and outstanding common shares in exchange for an issuance to former EMX shareholders of common shares of Elemental Altus (“Common Shares”). Pursuant to the Arrangement, Elemental Altus acquired each issued and outstanding common share of EMX for an issuance to former EMX common shareholders of 0.2822 Common Shares (the “EMX Exchange Ratio”). EMX optionholders received replacement options of EMX (“Replacement Options”), with each Replacement Option being exercisable to purchase from Elemental Altus a number of Common Shares equal to the number of EMX shares subject to such EMX option immediately prior to the effective time of the Arrangement multiplied by the EMX Exchange Ratio (rounded down to the nearest whole number of Elemental shares) at an exercise price per Common Share being the exercise price per EMX share underlying such EMX option immediately prior to the effective time of the Arrangement divided by the EMX Exchange Ratio (rounded up to the nearest whole cent). Each EMX deferred share unit granted and outstanding immediately prior to the effective time of the Arrangement, whether vested or unvested, was immediately vested and exchanged for the right to receive payment of a cash amount equal to the market value of Common Shares as at the effective date of the Arrangement based on the volume-weighted average price of the Common Shares on the TSX Venture Exchange (“TSX-V”) for the five trading days immediately preceding the effective date of the Arrangement (subject to applicable withholdings). Each holder of outstanding warrants to purchase common shares of EMX (the “EMX Warrants”) was entitled to receive upon the exercise of such holder’s EMX Warrant, in lieu of common shares of EMX to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the effective time of the Arrangement, such holder had been the registered holder of the number of common shares of EMX to which such holder would have been entitled if such holder had exercised such holder’s EMX Warrants immediately prior to the effective time of the Arrangement.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	7

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
On November 13, 2025 Elemental Altus changed its name to “Elemental Royalty Corporation” in connection with the completion of the Arrangement.
The Principal Executive office of the Company is located at 10001 W. Titan Road, Littleton, Colorado, 80125, and the registered office of the Company is located at 905 - 815 West Hasting Street, Vancouver, British Columbia, V6C 1B4.
A majority of the Company’s business is carried on through its various subsidiaries. The following table illustrates the Company’s material subsidiaries, including their respective jurisdiction of incorporation and the percentage of votes attaching to all voting securities of each subsidiary that are beneficially owned, controlled or directed, directly or indirectly, by the Company:

Name	Place of Incorporation	Ownership Percentage
Alpha 2 SPV Limited	UAE	100%
Altus Royalties Limited	Australia	100%
Altus Strategies Limited	Australia	100%
Bullion Monarch Mining, Inc	United States of America	100%
Elemental One Limited	BVI	100%
Elemental Resources Limited	England & Wales	100%
Elemental Royalties (Australia) Pty Ltd.	Australia	100%
Elemental Royalties Delaware	United States of America	100%
EMX (USA) Services Corp.	United States of America	100%
EMX Chile SpA	Chile	100%
EMX Royalty Corporation	Canada	100%
Eurasia Madencilik Ltd. Sirketi	Türkiye	100%
Minera Tercero SpA	Chile	100%
General Development of the Business
For the Year Ended December 31, 2023
Acquisition of Royalty Portfolio from First Mining
On February 21, 2023, Elemental completed an acquisition of 19 royalties (the “FM Royalties”) from a wholly owned subsidiary of First Mining Gold Corp. As consideration for the FM Royalties, Elemental made a cash payment of USD$3.5 million and issued USD$1.5 million in Common Shares based on the 20-day volume weighted average price of the Common Shares traded on the TSX-V prior to February 21, 2023, at a price of C$1.253 per Common Share.
Update regarding the Ming Gold Stream
On February 17, 2023, Elemental noted a decision by Rambler Metals and Mining Canada Limited, a wholly owned subsidiary of Rambler Metals and Mining PLC (“Rambler”), to pause operations at the Ming Mine until February 24, 2023, pending the delivery of key supplies to the mine. Rambler previously announced an efficiency improvement program in November 2022 alongside its ongoing discussions with Newgen Resources Lending Inc. with a view to a refinancing or restructuring. On February 9, 2023, Elemental delivered a written notice of default to Rambler for non-delivery of gold under the Ming gold stream. Rambler is contracted to make minimum gold deliveries of 1,200 gold ounces to Elemental for the first three years of the gold stream and no sale and delivery of gold has occurred in the last two financial quarters. On February 28, 2023, Rambler announced that it was in the best interest of Rambler and its shareholders to commence proceedings in Canada pursuant to the Companies’ Creditors Arrangement Act and following a brief restart of operations, the Ming Mine moved into care and maintenance on March 29, 2023. On April 17, 2023, Rambler announced the commencement of a Sale and Investment Solicitation Process in respect of the business, assets and undertakings of Rambler.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	8

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Acquisition of Further Royalty Interest on Caserones Copper Mine
On March 9, 2023, Elemental entered into a binding agreement to acquire an additional 0.025% effective NSR on the producing Caserones Mine (as defined hereunder), for consideration of approximately US$2 million in cash. On closing, the acquisition increased the effective royalty held by Elemental to 0.443% NSR.
Acquisition of Further Royalty Interest on Caserones Copper Mine
On July 12, 2023, Elemental acquired an additional 0.030% NSR on the producing Caserones Mine in Chile, for a total cash consideration of US$2.6 million. Subsequently, Lundin Mining Corporation acquired a 51% interest in Caserones Mine on July 19, 2023.
Sale of Elemental’s 100% owned Diba and Lakanfla Gold Licences
On July 20, 2023, Elemental announced that it entered into a sale and purchase agreement with Allied Gold Corporation for the sale of Elementals’ 100% of the Korali-Sud small scale mining licence and the Lakanfla exploration licence (together, the “Mali Project”) in western Mali. As consideration, Allied Gold Corporation agreed to pay up to US$6 million in cash and grant a NSR of up to 3% on gold produced from the Mali Project.
Generation of Two New Gold Copper Royalties in Ethiopia
On July 25, 2023, Elemental generated two new gold and copper 2.5% NSR royalties, through the execution of a sale and purchase agreement for the sale of 95% of its Ethiopian focused subsidiary, Altau Resources Ltd., to ANS Exploration Corp.
Elemental Partners Egyptian Assets for Cash and Royalties
On August 28, 2023, Elemental completed a subscription agreement with In2Metals Explorer S.à r.l. (“In2Metals”) in respect of Akh Gold Ltd. (the “In2Metals Subscription Agreement”). In accordance with the In2Metals Subscription Agreement, In2Metals acquired an 80.1% interest in and assumed management control of Elemental’s subsidiary, Akh Gold Ltd., through the subscription for US$10 million in new Akh Gold Inc. shares over a four year period. The proceeds from the subscription will be applied to fund exploration of Akh Gold Inc.’s projects in Egypt. Elemental received US$1.5 million, a 1.5% NSR royalty across Akh Gold Inc.’s current projects in Egypt and retained a 19.9% equity interest in Akh Gold Inc., with pro rata co-funding rights thereafter.
Acquisition of Existing Royalty on Arizona Sonoran’s Cactus Project from RCF Opportunities Fund L.P.
On September 11, 2023, Elemental completed the acquisition of two existing royalties from RCF Opportunities Fund L.P. for consideration of US$10,000,000 paid in 11,111,111 Common Shares of Elemental at a price of C$1.20/Common Share. The royalties that Elemental acquired include an aggregate of 0.68% NSR royalty on the Cactus Project in Arizona, which is 100% owned by Arizona Sonoran Copper Company Inc., and a 0.5% GRR on the Nganga Copper-Nickel Project in Gabon, which is 100% owned by Armada Metals Limited.
Development Approval of Diba Project by Allied Gold Corporation
On September 18, 2023, Elemental announced that Allied Gold Corporation approved commencement of development work at the Diba gold project, whereby production was expected to commence the first half of 2024. Elemental holds an initial 3% NSR royalty, along with additional milestone payments.
Completion of Sale of Diba Gold Project in Mali to Allied Gold Corporation for Royalty and Milestone Payments
On November 9, 2023, Elemental closed the sale of the Mali Project (defined herein) to Allied Gold Corporation. As consideration, Elemental received 3.0% NSR royalty on the first 226,000 ounces of gold produced from the defined Mali Project deposit, and 2.0% NSR royalty on all future production in excess of 226,000 ounces from the Mali Project, as well as US$1 million payable on closing, and up to US$5 million in deferred production based milestones.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	9

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Financial Year Ended December 31, 2024
Announcement of $12 Million in Payments from Ming Sale
On February 20, 2024, Elemental announced that it expected to receive an initial US$12.1 million in cash and equity as a result of its secured creditor claim against Rambler Metals and Mining Limited in relation to Elemental’s Ming gold stream. Following a sale relating to Rambler Metals and Mining Limited, the Supreme Court of Newfoundland and Labrador approved a bid from Firefly Metal Ltd. to acquire Rambler Metals and Mining Limited for a total consideration of up to A$65 million on September 11, 2023. Accordingly, Elemental had the right to submit a secured claim against the total consideration being paid alongside other secured creditors. On February 20, 2024, Elemental received A$3.5 million in Firefly Metal Ltd.’s common shares.
Announcement of the acquisition of a Lithium Royalty
On April 22, 2024, the Company received a 1.25%-1.40% NSR royalty on the Lithium HCK Project in the Republic of Rwanda, with Rio Tinto Mining and Exploration Limited having the license to operate. The royalty serves as repayment for the Company’s $0.23 million receivable balance from Aterian Plc.
Announcement of the acquisition of two tungsten royalties
On July 22, 2024, the Company announced a binding agreement to acquire two existing tungsten royalties, including an uncapped 4% NSR royalty over the Mactung project operated by Fireweed Metals Corp. for total consideration of US$4.5 million (with US$3 million being paid on closing and a deferred payment of US$1.5 million due 1 year after closing). The transaction closed on August 1, 2024.
Announcement of the completion of the sale of the Company’s Ethiopian exploration business
On August 28, 2024, the Company completed the sale of a 95% ownership interest in Altau Resources Ltd. (“Altau”) and its subsidiaries to ANS Exploration Corp. (“ANS”) (the “ANS Transaction”). The consideration for this transaction consists of US$200,000 in cash, with US$50,000 received at closing and five quarterly instalments of US$30,000. The ANS Transaction also included the following consideration:
•Up to US$500,000 in milestone-based performance payments.
•Up to a 5% equity stake in ANS, contingent upon any future Initial Public Offering of ANS shares.
The Company has also received two uncapped 2.5% NSR royalties from Altau, which have been valued at US$0.2 million. ANS retains a five-year option to buy back up to 1% of these royalties for US$1.5 million each.
Announcement of the acquisition of a portfolio of royalties from AlphaStream and Private Placement
On October 28, 2024, the Company completed the acquisition from AlphaStream of an additional 50% ownership of Alpha 2 SPV Limited (“Alpha 2”) and Alpha 3 SPV Limited (“Alpha 3”), entities holding 24 existing royalties, from Alpha 1 SPV Limited (“Acquisition”). The consideration for the Acquisition was US$28 million paid in 34,444,580 newly issued Common Shares of the Company.
Following the Acquisition, the Company holds 100% ownership of both Alpha 2 and Alpha 3, which hold the producing royalties of Bonikro (4.5% NSR), Ballarat (2.5% NSR), and SKO (AUD$10/oz).
Additionally, on October 28, 2024, the Company completed a private placement offering following the exercise of La Mancha Investments S. à r. l.’s anti-dilution rights pursuant to an investor rights agreement (the “IRA”), for 16,141,940 Common Shares issued to La Mancha Investments S. à r. l. for aggregate proceeds of C$17,756,134 (“Private Placement”).

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	10

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Financial Year Ended December 31, 2025
Announcement of Normal Course Issuer Bid
On March 18, 2025, the Company announced its intention to implement a Normal Course Issuer Bid (“NCIB”) to be transacted through the facilities of the TSX-V (or by such other means as may be permitted under applicable securities laws during the term of the NCIB). Pursuant to the NCIB, the Company, during the 12-month period commencing March 25, 2025, and ending March 24, 2026, could purchase up to 12,288,129 Common Shares, being up to 5% of the Company’s issued and outstanding Common Shares as at March 18, 2025. The price that the Company was to pay for any such Common Shares was the prevailing market price at the time of acquisition. The number of Common Shares which could be purchased pursuant to the NCIB and the timing of any such purchases was determined by the Company’s management. The Company has not purchased any of its Common Shares in the previous twelve-month period.
Additional Proceeds Regarding the Ming Mine
On April 23, 2025, the Company received a further A$7.5 million in cash and A$7.5 million in equity, based on the volume weighted average price at the time it was received, in respect of the sale of the Ming mine.
Tether Investments as New Cornerstone Shareholder
On June 10, 2025, Tether Investments S.A. de C.V. (“Tether”) purchased, pursuant to a private agreement, an aggregate of 78,421,780 Common Shares from La Mancha Investments S. à r. l. in a transaction outside of Canada (the “Tether Transaction”), causing La Mancha Investments S. à r. l. to cease to beneficially own and control any Common Shares of the Company. Pursuant to the Tether Transaction, Tether Investments S.A. de C.V. beneficially owned approximately 31.9% of the issued and outstanding Common Shares. Concurrent with the Tether Transaction, Tether Investments S.A. de C.V entered into an option agreement with Alphastream Limited and Alpha 1 SPV Limited dated June 10, 2025, pursuant to which Alpha 1 SPV Limited granted to Tether Investments S.A. de C.V. the option to acquire an aggregate of 34,444,580 Common Shares owned by Alpha 1 SPV Limited as of the date hereof (the “Alpha Option”). The Alpha Option was not to become exercisable prior to October 29, 2025 without the consent of the Company.
As La Mancha Investments S. à r. l. sold all of the Common Shares previously held by La Mancha Investments S. à r. l. to Tether Investments S.A. de C.V. pursuant to the Tether Transaction, the IRA expired and was terminated with no further effect.
Regulatory Approval for Karlawinda Expansion
On July 29, 2025, the Company noted the announcement by Capricorn Metals Limited of regulatory approval for the development of the Karlawinda Expansion Project from the Western Australian Department of Energy, Mines, Industry Regulation and Safety. The expansion is expected to increase average annual gold production by approximately 25% to 150,000 ounces per annum.
Tether Gold Account
On August 28, 2025, the Company opened an institutional account with Anchorage Digital to gain access to Tether Gold, a tokenised digital asset backed 1:1 by physical gold, as part of the Company’s strategy to diversify its treasury and increase exposure to rising gold prices with enhanced liquidity and efficiency. The Company may from time to time purchase and/or sell Tether Gold, with the percentage of its cash and cash equivalents that are allocated at any time to investments in Tether Gold being determined in the discretion of the Board depending on relevant factors at the time, including the Company’s working capital needs, future cash flows, relative investment returns and other circumstances and developments (such as royalty acquisition or streaming transaction opportunities).
Acquisition of two gross revenue royalties at Laverton
On September 2, 2025, the Company announced that it had entered into a definitive agreement to acquire a gold royalty at Laverton in Western Australia (the “Laverton Acquisition”). The Laverton Acquisition was structured as an agreement to acquire a private Australian company which holds the Laverton and Jasper Hills royalties for cash consideration of A$80 million (approximately US$52 million). The royalties consist of an existing uncapped 2% GRR over Genesis Minerals’ Laverton project in Western Australia, alongside an existing 2% GRR on Brightstar Resources Limited’s producing Jasper Hills project in the same Laverton district. The Laverton Acquisition closed on November 26, 2025.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	11

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Announcement of Dugbe Acquisition
Concurrent with the announcement of the Laverton Acquisition on September 2, 2025, the Company also announced that it had signed a definitive agreement to acquire an existing uncapped 2.0-2.5% NSR royalty on Pasofino Gold’s feasibility-stage Dugbe project (the “Dugbe Royalty”) in Liberia (“Dugbe Acquisition”). The Dugbe Acquisition is structured as an agreement to acquire a wholly owned subsidiary of Ecora Resources PLC, which holds the Dugbe Royalty, for initial consideration of US$16.5 million in cash, plus a contingent payment of up to US$3.5 million in cash, payable on the earlier of: (i) US$700,000 upon the commencement of project construction and US$2,800,000 upon the commencement of commercial production; or (ii) a cumulative 150,000 ounces of royalty-linked gold production at Dugbe.
EMX Arrangement and Tether Financing
On September 4, 2025, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with EMX and 1554829 B.C. Ltd., a direct wholly-owned subsidiary of the Company, pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of EMX (the “EMX Shares”) by way of a court-approved plan of arrangement (the “Plan of Arrangement”) under the BCBCA. Pursuant to the Arrangement Agreement, the Company agreed to issue to EMX shareholders 0.2822 Common Shares for each EMX Share held immediately prior to the effective time of the Arrangement. The Arrangement closed on November 13, 2025 and, in connection therewith, the Company changed its name to “Elemental Royalty Corporation.” See “Significant Acquisitions.”
In connection with the closing of the Arrangement, David Cole was appointed Chief Executive Officer of the Company, Frederick Bell was appointed President and Chief Operating Officer of the Company, Stefan Wenger was appointed Chief Financial Officer of the Company, and David Baker was appointed Chief Investment Officer of the Company.
On September 4, 2025, concurrent with and in support of the Arrangement, the Company entered into a subscription agreement with Tether with respect to a non-brokered private placement (the “Financing”) of 7,502,502 Common Shares at a price of CAD$18.38 (or US$13.33) per Common Share to raise gross proceeds of approximately US$100,000,000. Proceeds from the Financing were used to repay EMX’s credit facility following the completion of the Arrangement, fund certain royalty acquisitions (including the Laverton Acquisition and the Dugbe Acquisition), pay tax withholdings related to certain of EMX’s equity incentive securities and other expenses in connection with the Arrangement and provide capital for the combined company resulting from the Arrangement so that it was unlevered upon completion of the Arrangement. The Financing closed concurrently with the Arrangement. Since Tether was a “control person” of the Company (as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)), the Financing was a related party transaction under MI 61-101 and TSX-V Policy 5.9, and required disinterested shareholder approval pursuant to Part 8 of MI 61-101 and disinterested shareholder approval of Tether as a “Control Person” (as such term is defined in TSX Venture Exchange Policy 1.1) pursuant to TSX-V policies. Such matters were approved by the Company’s shareholders at the special meeting of shareholders held on November 4, 2025, with 99.71% of the votes cast by disinterested shareholders in favour of Tether as a “Control Person” and 97.6% of the votes cast by disinterested shareholders in favour of the Financing. The formal valuation requirement under MI 61-101 did not apply to the Financing as the Company relied on the exemption therefrom contained at section 5.5(b) of MI 61-101. The Financing closed on November 13, 2025.
Consolidation
On September 16, 2025, the Company completed the consolidation of all of the issued and outstanding Common Shares (the “Consolidation”) at a ratio of one post-Consolidation Common Share for every 10 pre-Consolidation Common Shares. No fractional shares were issued. The Consolidation was approved by the Company’s shareholders at the special meeting of shareholders held on July 29, 2025, with 99.48% of the votes cast in favour of the Consolidation. All numbers of, and prices per, Common Share in this AIF have been adjusted to give effect to the Consolidation and represent Common Shares on a post-Consolidation basis, unless otherwise specified.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	12

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Announcement of Sale of Dragon’s Tail, Copper King, Sleeping Beauty-Jasper Canyon and Lomitas Negras Projects
On November 17, 2025, the Company announced that its wholly owned subsidiary, Bronco Creek Exploration Inc. (“Bronco Creek”), had signed four separate option agreements with Rocksteady Exploration Inc., a subsidiary of Ivanhoe Electric Inc. (“Ivanhoe Electric”) for the Dragon’s Tail, Copper King, Sleeping Beauty-Jasper Canyon, and Lomitas Negras projects in Arizona in order to explore for porphyry copper style mineralization (the “Ivanhoe Electric Option Agreements”). Under the terms of the Ivanhoe Electric Option Agreements, Ivanhoe Electric can earn 100% interest in the four projects over an eight-year option period by providing: (i) an execution payment totalling US$240,000, (ii) option payments totalling up to US$2,325,000, and (iii) cumulative exploration expenditures of up to US$10,800,000 over the eight-year term of the Ivanhoe Electric Option Agreements. Payments and exploration expenditures are made and required on a per-project basis and can be executed on a per-project basis. Ivanhoe Electric may also drop an option at any time without further payment. Upon option exercise by Ivanhoe Electric, the Company will retain a 2.5% NSR royalty on each applicable project and 0.5% of the royalty may be bought back for a total of US$4,000,000 per project, over two designated tranches. In addition, on a per project basis, Ivanhoe Electric will make annual pre-production payments and certain project milestone payments to the Company upon the announcement of an initial resource and upon completion of the earlier of a pre-feasibility or feasibility study.
Nasdaq Trading and Ceasing to be a Venture Issuer
On November 24, 2025, the Company announced that the Common Shares would commence trading on the Nasdaq Capital Market (“Nasdaq”) on November 25, 2025 under the ticker symbol “ELE”. The Company’s Common Shares would continue to trade on the TSX-V under the ticker symbol “ELE”.
Following the listing of its Common Shares on Nasdaq, the Company ceased to be a “venture issuer” for the purpose of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), effective as of November 25, 2025.
Announcement of Sale of Hachita Porphyry Copper-Gold Project
On December 4, 2025, the Company announced that Bronco Creek had signed an option agreement with First Quantum Minerals Limited (“First Quantum”) for the Hachita project in order to explore for porphyry copper-gold style mineralization in southwestern New Mexico (the “First Quantum Option Agreement”). Under the terms of the First Quantum Option Agreement, First Quantum can earn 100% interest in the Hachita project by providing: (i) an execution payment totalling US$50,000, (ii) option payments totalling US$750,000, (iii) cumulative exploration expenditures of US$6,000,000 over the five-year term of the First Quantum Option Agreement. Upon option exercise by First Quantum, the Company will retain a 3% NSR royalty on the Hachita project and 1% of the royalty may be bought back for a total of US$5,000,000 on or before the fifth anniversary of a published resource. First Quantum will make Advanced Annual Royalty payments to the Company of US$100,000 upon each anniversary of the closing date until the completion of either a feasibility study or a development decision. In addition, First Quantum will make project milestone payments consisting of: (i) US$500,000 upon completion of a feasibility study, and (ii) US$2,500,000 upon a development decision.
2026
The events of 2026 have occurred after the end of the 2025 financial year and are recent developments.
Grant of Security-Based Compensation
On January 9, 2026, the Company announced that it granted incentive stock option, restricted share units (“RSUs”) and cash-settled deferred share units (“DSUs”) to certain officers, directors, employees and consultants of the Company. In particular, the Company granted: (i) an aggregate of 663,339 incentive stock options, exercisable at a price of C$23.48 per Common Share for a period of seven years, vesting one year after the grant and expiring on January 7, 2033; (ii) an aggregate of 155,133 RSUs, which vest in three equal tranches over a three-year period with the first, second, and third tranches vesting on the first, second, and third anniversaries of the date of the grant, respectively, with each RSU entitling the holder to acquire, for nil cost, one Common Share; and (iii) an aggregate of 14,919 cash-settled DSUs to independent directors, which will be redeemable upon the retirement, resignation or replacement of a director.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	13

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Announcement of Option to BHP of Exploration Licenses in Serbia
On January 16, 2026, the Company announced that it had signed a definitive option and earn-in agreement (the “BHP Agreement”) with a wholly-owned subsidiary of BHP Group Limited (“BHP”) covering three exploration licenses in the Bor Mining District of Serbia. The three exploration-stage projects are currently held by the Company’s wholly owned Serbian subsidiary Magma Resources doo (“Magma”). BHP will have the option to acquire and retain a 100% interest in Magma and the Projects by satisfying each of the following conditions: (i) making a payment of US$200,000 to the Company on the six-month anniversary of the BHP Agreement, (ii) making annual payments of US$200,000 to the Company on every anniversary of the BHP Agreement until the earn-in is complete, and (iii) completing US$5,000,000 in cumulative exploration expenditures on the projects within five years. Elemental will retain a 2% NSR royalty interest on each project. BHP may buy back up to a total of half a percent (0.5%) of the royalty in quarter percent (0.25%) increments; 0.25% can be purchased for US$5,000,000 before the eighth anniversary of the agreement and 0.25% can be purchased for US$5,000,000 before the 11th anniversary of the agreement. BHP will also make annual advance royalty payments of US$200,000 to the Company until the commencement of commercial production.
Credit Facilities
Elemental is party to a credit agreement dated as of December 1, 2022 (the "Original Credit Agreement") among Elemental, as borrower, National Bank of Canada (“NBC”), as administrative agent, and the lenders party thereto from time to time (collectively, the “Lenders”). The Original Credit Agreement has previously been amended pursuant to an amending agreement no. 1 dated as of June 21, 2023, an amending agreement no. 2 dated as of December 15, 2023, an amending agreement no. 3 dated as of June 5, 2024, an amending agreement no. 4 dated as of November 13, 2024 (the Original Credit Agreement, as so amended, the “Existing Credit Agreement”).
Pursuant to the terms of the Existing Credit Agreement, the Lenders agreed to make available to Elemental a revolving credit facility in the aggregate amount of up to US$50 million (“Credit Facility”). As of December 31, 2025, the Credit Facility is undrawn. On February 26, 2026, the Existing Credit Agreement was further amended in accordance with the terms of an amending agreement no. 5 (the “Fifth Amending Agreement”), pursuant to which the Credit Facility was upsized from US$50 million to US$150 million, a US$50 million accordion feature was added (subject to certain conditions) and the maturity date under the Existing Credit Agreement was extended, such that the Credit Facility is now scheduled to mature on February 26, 2029.
Concurrent with the amendments to the Existing Credit Agreement as set forth in the Fifth Amending Agreement, Elemental onboarded certain new material subsidiaries as guarantors, as required pursuant to the terms of the Existing Credit Agreement. This obligation results from the consummation of the Plan of Arrangement. Under the Existing Credit Agreement, Elemental is required to arrange for guarantees and security to be delivered to NBC, in its capacity as administrative agent for and on behalf of the Lenders, for any new Material Subsidiaries (as such term is defined in the Existing Credit Agreement).
Inaugural Dividend
On February 17, 2026, the Company announced that the directors of the Company had approved an inaugural dividend policy (the “Dividend Policy”). In accordance with the Dividend Policy, Elemental announced that it expects to declare an annual cash dividend to its shareholders of US$0.12 per Common Share, to be paid in quarterly installments of US$0.03 per Common Share, with the record date for the inaugural dividend to be the end of the first calendar quarter of 2026, and at the end of each calendar quarter following for subsequent dividends. The Company also announced that it anticipates that qualifying registered shareholders will be able to elect to receive their dividend in the form of Tether Gold XAU₮ tokens (“Tether Gold”), thereby providing Elemental shareholders with direct ownership of physical gold through their investment in gold royalties (the “Dividend Election Alternative”).

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	14

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Sale of Nordic Business Unit
On February 19, 2026, the Company announced the closing of the sale of its Nordic operational platform to Goldsky Resources Corp. (“Goldsky”), including Elemental’s regional infrastructure, exploration equipment and employees across the Nordic countries. The transaction did not include the transfer of any Elemental mineral properties, exploration permits/licenses, or Elemental’s existing royalty portfolio in the region. As consideration for the sale, Elemental received a 1% NSR royalty on the proceeds from production on any newly generated projects in Sweden and Finland by Goldsky, or its affiliates, over the next five years. As further consideration for the sale, Elemental will receive staged payments totalling 3,247,000 SEK (approximately US$360,000) over two years, to be satisfied through the issuance of Goldsky shares. The deemed issue price of the Goldsky shares issued shall be the greater of: (i) C$1.26; and (ii) the volume weighted average price of the Goldsky shares on the TSX-V over the 10 consecutive trading days preceding their date of issue.
Significant Acquisition
The Arrangement constituted a "significant acquisition" pursuant to Part 8 of NI 51-102. The Company filed a Form 51-102F4 in respect of the Arrangement on November 24, 2025. For a brief summary of the Arrangement, please see "General Development of the Business - EMX Arrangement and Tether Financing".
Description of the Business
The Company’s core business is the acquisition of royalties, streams and other rights over mining projects. Since the Company’s first acquisition in 2017, it has acquired a diversified portfolio of royalties and stream interests providing exposure primarily to gold and silver producing or development stage mines. The Company’s management team has been able to identify and acquire revenue producing royalties and stream interests. The Company’s objective is to become a leading precious metals royalty and streaming company and to maximize returns for its shareholders through the growth of its portfolio of royalty and other similar rights, both through organic growth and through acquisitions of royalties, streams and other rights that the Company’s management expects to be accretive.
Royalty Portfolio
The following table summarizes the producing and development stage royalty interests that Elemental owns directly, or indirectly through one of its wholly-owned subsidiaries:

Name	Operator	Location	Interest	Project Stage
Ballarat	Victory Minerals Pty Ltd.	Australia	2.5% NSR	Producing
Balya	Esan	Türkiye	4% NSR & other payments	Producing
Bonikro	Allied Gold Corp.	Cote d’Ivoire	Up to 4.5% NSR, capped at 560,000 ounces	Producing
Caserones	Lundin Mining Corporation	Chile	1.3036% NSR	Producing
Chapi	Minera Pampa de Cobre	Peru	2% NSR	Producing
Gediktepe Oxide / Sulfide	ACG Metals	Türkiye	2.25% NSR	Producing
Gold Bar South – Afgan	McEwen Inc	Nevada	1% NSR	Producing
Jasper Hills	Brightstar Resources Ltd	Australia	2% GRR	Producing
Karlawinda	Capricorn Metals Ltd	Australia	2.0% NSR	Producing
Korali-Sud	Allied Gold Corp.	Mali	Up to 3% NSR	Producing
Leeville	Nevada Gold Mines	Nevada	1% GSR	Producing
Mercedes	Highlander Silver Corporation	Mexico	1.0% NSR	Producing
Mt Monger	Vault Minerals Limited	Australia	A$1/oz Au	Producing
Mt Pleasant	Zijin Mining Group Company Limited	Australia	5.0% NPI or A$10/oz	Producing
Sisorta	Bahar Madencilik	Türkiye	3.5% - 5% NSR & other payments	Producing
South Kalgoorlie	Northern Star Resources Limited	Australia	A$5/oz	Producing

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	15

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)

Name	Operator	Location	Interest	Project Stage
Timok – Cukaru Peki	Zijin Mining	Serbia	0.3625% NSR	Producing
Wahgnion	Société de Participation Minière du Burkina	Burkina Faso	1.0% NSR	Producing
Berenguela	Aftermath Silver Ltd.	Peru	1% - 1.25% NSR	Resource Development
Cactus	Arizona Sonoran Copper Company	Arizona	0.54% NSR	Pre-Feasibility Study
Challacollo	Aftermath Silver	Chile	2% NSR	Resource Development
Crawford	Cavalier Resources	Australia	2% NSR	Development
Diablillos	AbraSilver Resources Corp.	Argentina	1% NSR	Feasibility Study
Dugbe	Mansa Resources Limited	Liberia	2 – 2.5% NSR	Feasibility Study
Gidginbung	LinQ Minerals	Australia	2% NSR	Development
Hardshell Skarn	South32	Arizona	2% NSR & other payments	Development
Hope Brook	Big Ridge Gold Corp	Canada	1.5% NSR US$1/t aggregate	Development
Kaukua	GT Resources Inc	Finland	2% NSR	Resource Development
Lac Virot	Red Paramount Iron	Canada	2% NSR	Resource Development
Laverton	Genesis Minerals Limited	Australia	2 – 4% GSR	Resource Development
Mactung	Fireweed Metals Corp.	Canada	4% NSR	Resource Development
Milo	IsoEnergy	Australia	2% NSR	Development
Mount Cannindah	Cannindah Resources	Australia	0.9% NSR	Development
Panton	Future Metals NL	Australia	0.5% NSR	Development
Parks Salyer – Sacaton	Arizona Sonoran Copper	USA	0.5% NSR & other payments	Development Permitting
Paulsens (Merlin)	Black Cat Syndicate	Australia	2.5% GRR	Development
Pickle Crow	FireFly Metals Ltd	Canada	2.25% NSR	Development
Puquios	Cuprum Resources	Chile	1.25% NSR	Development
San Marcial	GR Silver Mining Ltd	Mexico, Sinaloa	0.75% NSR	Resource Development
Tabakorole	Anchises Capital	Mali	2.5% NSR	Development
Tartan Lake	McEwen Inc.	Canada	2% NSR	Resource Development
Viscaria	Gruvaktiebolaget Viscaria	Sweden	0.5% – 1% NSR	Development Permitting
Vittangi	Talga Group	Sweden	2% NSR	Development Permitting
Western Queen	Rumble Resources Limited	Australia	Up to A$20/Oz Au + 2% other	Development
Wudinna	Cobra Resources / Barton Gold	Australia	1.5% NSR	Development
Yenipazar	CVK Madencilik	Türkiye	6% - 10% NPI	Mine Engineering
In addition to the above producing and development stage royalty interests, Elemental also has a portfolio of 209 exploration stage royalty interests that are located in various jurisdictions including Argentina, Armenia, Australia, Burkina Faso, Cameroon, Canada, Chile, Cote D’Ivoire, Ethiopia, Egypt, Finland, Gabon, Haiti, Kenya, Liberia, Mali, Mexico, Morocco, Norway, Rwanda, Serbia, Sweden, Türkiye, and USA.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	16

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Further details regarding the agreements entered into by Elemental can be found under the heading “General Development of the Business” above.
Stream Portfolio
As at the date of this AIF, Elemental does not own directly, or indirectly, any stream interests.
Competitive Conditions
Elemental competes with other companies that operate in the royalty and streaming market segment to acquire royalties. Elemental also competes with other companies which provide financing to mining companies. The Company faces significant competition in Australia and Canada as it seeks to acquire a limited pool of cash or near-cash generating royalties from global mineral projects. The Company’s current employees have experience in mining analysis and acquisitions, with a particular understanding of the royalty sector.
Components
Elemental expects to continue to purchase royalties, streams and other rights in the future. Commodity market trends can be cyclical in nature, and a general change in commodity prices would result in changes in revenue received.
Economic Dependence
Elemental’s business is not substantially dependent on any contract, such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.
Changes to Contracts
Elemental does not anticipate that its business will be materially affected in the current financial year by the renegotiation or termination of any other contracts or sub-contracts.
Environmental Protection
All phases of Elemental’s exploration are subject to environmental regulation in the various jurisdictions in which it operates.
Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environment assessment of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. While manageable, Elemental expects this evolution (which affects most mineral exploration and royalty companies) might result in increased costs. Although Elemental does not operate any mining assets, the Company believes it can make a positive impact by investing in streams and royalties on mines and projects where Elemental believes environmental, social and governance (“ESG”) is well managed by counterparties. ESG is a key filter and gating item, and Elemental's investment due diligence process includes an extensive assessment of counterparties’ ESG and health and safety management practices and local stakeholder engagement in addition to a review of geology, exploration, mineral reserve and mineral resource modelling, mine design and scheduling, geotechnics, mineral processing, tailings, permitting and legal, regulatory, tax and financial considerations.
Employees
As at the date of this AIF, Elemental has a total of 39 employees and 8 consultants working at various locations throughout the world.
Foreign Operations
Elemental currently receives or expects to receive royalty and streaming payments from mining and processing operations in North America, Latin America, Europe, Türkiye, Africa, Australia, Burkina Faso, Chile, Côte d’Ivoire, Mali, and Mexico. Elemental may in the future receive payments from mines or operations in other countries. Changes in legislation, regulations or governments in such countries are beyond the Company’s control and could adversely affect the Company’s business. The effect of these factors cannot be predicted with any accuracy by Elemental or its management.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	17

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Bankruptcy
There have been no bankruptcy, receivership or similar proceedings against the Company or any of its subsidiaries, or any voluntary bankruptcy, receivership or similar proceedings by the Company or any of its subsidiaries, within the three most recently completed financial years or during or proposed for the current financial year.
Reorganization
There have been no material reorganizations of Elemental or any of Elemental’s subsidiaries within the three most recently completed financial years as at the date of this AIF.
Risk Factors
Investors should carefully consider all the information disclosed in this AIF prior to investing in the securities of Elemental. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities. These risk factors could materially affect the Company’s future financial position and operating results and could cause the Company’s actual financial position and operating results to differ materially from those described in forward-looking statements relating to Elemental. The risk factors described in this AIF are not the only risks that Elemental faces. Additional risks or uncertainties that Elemental does not have any knowledge of or are currently deemed as immaterial, could also materially adversely affect Elemental and its business, financial condition and results of operations.
Risks Relating to Elemental
Changes in commodity prices will affect the revenues generated from the Company’s asset portfolio as well as the profitability of the Company
The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the prices of the commodities underlying the Company’s royalty or stream interests. Commodity prices, including those to which the Company is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand, industrial investment levels, inflation and the level of interest rates, the strength of the U.S. dollar, geopolitical events or future pandemics. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. In addition, geo-political tensions, including, for example, tensions with Russia due to its war with Ukraine and resulting sanctions, and tensions due to the ongoing conflict in the Middle East may serve to further compound supply constraints in the near term. Geopolitical and other international issues could materially and adversely impact the quantum of production and increase the costs of production of some or all the Company’s royalties or stream interests. This may reduce the returns calculated from any or all of the mines in which Elemental holds royalty or stream interests.
Future material price declines may result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties applicable to one or more relevant commodities. For this reason, there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of the properties on which Elemental holds royalties. Moreover, despite the Company’s commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project by the project’s operators. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed. As a royalty holder, Elemental cannot control these decisions.
The precious metals that are subject to the royalty or stream interests in the Company’s asset portfolio are produced or will be produced as by-product metals at some of the properties in respect of which the Company holds a royalty or stream interest; therefore, production decisions and the economic cut-off applied to the reporting of Mineral Reserves and Mineral Resources,

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as applicable, is influenced by changes in the commodity prices of other metals at the mines. Where the Company’s interest is in respect of a by-product metal, commodity prices of the by-product metal and the principal metal may diverge such that the interests of owners or operators of the mines, and those of the Company, may not be aligned.
The Company has no or limited control over the operation of the properties in respect of which the Company holds an interest and the operators’ failure to perform or decision to cease or suspend operations will affect the revenues of the Company
The Company is not directly involved in the operation of mines. The revenue derived from its royalty and streaming portfolio is based on production by third-party property owners and operators of mines. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of the Company on the relevant properties may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible in order to maximize near-term cash ﬂow, while third-party owners and operators may take a more cautious approach to development as they are at risk with respect to the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to royalty or stream interests. The inability of the Company to control the operations for the properties in respect of which it has a royalty or stream interest may result in a material adverse effect on the Company’s profitability, results of operations and financial condition and the trading price of its securities. In addition, the owners or operators may take action contrary to the Company’s objectives, be unable or unwilling to fulfill their obligations under their contracts with the Company, have difficulty obtaining or be unable to obtain the financing necessary to advance projects or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under agreements with the Company.
At any time, any of the operators of the properties in respect of which the Company holds a royalty or stream interest or their successors may decide to suspend or discontinue operations. For example, mining projects may be forced to temporarily suspend mining operations in the event of health emergencies such as epidemics or pandemics. The Company may not be entitled to any material compensation if any of the properties in respect of which it holds a royalty interest shuts down or discontinues its operations on a temporary or permanent basis.
The Company currently has three material assets. Other assets and properties may become signiﬁcant to the Company from time to time and any adverse development related to any such assets will affect the revenue derived from such assets
As of the date of this AIF, Elemental considers that the royalty revenue derived from the Karlawinda Mine, the Caserones Mine and the Timok Project as its only material assets. As new assets are acquired or existing or new assets move into production, the materiality of each of the Company’s assets will be reconsidered. Any adverse development affecting the development or operation of, production from or recoverability of Mineral Reserves, or any other significant property in the Company’s royalty and streaming portfolio from time to time, including, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, pit wall failures, tailings dam failures, ﬂooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities. Any adverse decision made by the owners and operators of the mines that are the subject of royalties that are material to the Company, including for example, alterations to development or mine plans or production schedules, may impact the timing and amount of revenue that the Company receives from its royalties and streams and could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
Some of the properties in respect of which the Company has an interest may never achieve commercial production
Some of the projects or properties in respect of which the Company has a royalty interest are in the construction, development or exploration stage. There can be no assurance that construction, development or exploration will be completed on a timely basis or at all.
To the extent that any of the owners or operators of properties in respect of which the Company holds a royalty or stream interest default under their credit and other financing documents, this could delay or inhibit operations at the relevant

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properties, which could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
Any sale of assets in respect of which the Company holds a royalty or stream interest may result in a new operator and any failure of such operator to perform could affect the Company
The owners or operators of the projects or mines in respect of which the Company holds a royalty or stream interest may from time to time announce transactions, including the sale or transfer of the projects or mines or of the operator itself, over which the Company has little or no control. If any such transaction is completed, it may result in a new operator controlling the project or mine, who may or may not operate the project or mine in a similar manner to the current operator, and which may positively or negatively impact the Company and could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities. If any such transaction is announced, there is no certainty that such transaction will be completed, or be completed as announced, and any consequences of such non-completion on the Company may be difficult or impossible to predict.
The Company may acquire royalties or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered, developed or mined
Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where the Company holds royalties.
If mineable deposits are discovered, substantial expenditures will be required to establish Mineral Reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure to facilitate mineral extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funding required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, the Company intends to hold only royalties, streams or other interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funding to advance the project, thereby resulting in the Company not earning revenues from the interests it holds in such properties.
The Company may have limited access to data and disclosure regarding the operations of properties in respect of which it has an interest, which may affect its ability to assess and predict the performance of its royalties, streams or other interests
As a holder of royalties and streams, the Company generally has limited access to data on the operations or to the actual properties themselves. Accordingly, the Company needs to rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the properties in respect of which it holds royalties. The Company will use such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If such information contains material inaccuracies or omissions, the Company’s ability to assess and accurately forecast its own performance or achieve its stated objectives may be materially impaired. In addition, some royalties or streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to the royalties or streams and, as such, the Company may not be in a position to publicly disclose such information with respect to certain royalties. The limited access to data and disclosure regarding the operations of the properties in respect of which the Company will acquire an interest may restrict the Company’s ability to assess, forecast or enhance its performance, which could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
Although the Company will attempt to secure contractual rights when it creates new royalty, stream or other interests, such as audit or access rights that will permit it to monitor operators’ compliance with their obligations to the Company, there can be no assurance that the Company will be able to secure such rights, or that such rights will be sufficient to ensure such compliance or to affect operations in ways that would be beneficial to the Company.
The Company depends on the operators of the properties in respect of which it holds a royalty or stream interest for the calculation of payments, and it may not be possible to detect errors in payment calculations
Payments and deliveries to the Company pursuant to royalties or streams are calculated by the operators of the relevant properties based on reported production. Each operator’s calculations are subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an

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operator. Certain contracts for royalties or streams to be acquired by the Company will require the operators to provide the Company with production and operating information that may, depending on the completeness and accuracy of such information, enable the Company to detect errors in such calculations. However, the Company may not have the contractual right to receive complete production information for all of its royalties and streams. As a result, the Company’s ability to detect payment errors in respect of royalties through its monitoring program of its interests and its associated internal controls and procedures will be limited, and the possibility will exist that the Company will need to make retroactive revenue adjustments in respect of royalties or streams. The contracts for royalties in the Company’s asset portfolio generally provide the right to audit the operational calculations and production data for the associated payments and deliveries in respect of such royalties or streams; however, such audits may occur many months following the Company’s recognition of the revenue in respect of the royalties or streams and may require the Company to adjust its revenue in later periods.
The Company is dependent on the payment by the owners and operators of the properties in respect of which the Company has a royalty or stream interest and any delay in or failure of such payments will affect the revenues generated by the Company’s asset portfolio
The Company is dependent, to a large extent, upon the financial viability and operational effectiveness of the owners and operators of the relevant properties in respect of which it holds royalties. Payments from production will generally ﬂow through the operator and there is a risk of delay and additional expense in receiving such payments. Payments may be delayed as a result of restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the properties, the establishment by the operators of Mineral Reserves for such expenses or the insolvency of the operator. The Company’s rights to payment pursuant to royalties or streams will, in some cases, be enforced by contract without the protection of the ability to liquidate a property. This will inhibit the Company’s ability to collect outstanding payments in respect of such royalties or streams upon a default. Additionally, some contracts may provide limited recourse in particular circumstances which may further inhibit the Company’s ability to recover or obtain equitable relief in the event of a default by the owner or operator under such contracts. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that the Company should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue. There is also a possibility that a creditor or the owner or operator may claim that the royalty or stream contract should be terminated in the insolvency proceeding. Alternatively, in order to preserve its interest in a royalty or stream interest in the context of an insolvency or similar proceeding, the Company may be required to make additional investments in, or provide funding to, owners or operators, which would increase its exposure to the relevant interest and counterparty risk. Failure to receive payments from the owners and operators of the relevant properties or termination of the Company’s rights could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
Global financial conditions may destabilize
Global financial conditions could suddenly and rapidly destabilize in response to future events. Government authorities may also have limited ability or resources to respond to future crises. Future crises may be precipitated by any number of causes, including natural disasters, health epidemics and pandemics, geopolitical instability, tariffs and trade wars, escalation of hostilities, military conflict and war, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could, for example, negatively impact the Company’s ability, or the ability of the owners or operators of the properties in respect of which the Company holds royalties, to obtain equity or debt financing or make other suitable arrangements to finance their projects. In the event of increased levels of volatility or a rapid destabilization of global economic conditions, including any volatility or rapid destabilization caused by the current military conflict in Iran, the Company’s business, financial condition, results of operations and the trading price of its securities could be materially and adversely affected. Certain countries including Canada and the United States have imposed strict financial and trade sanctions against Russia in connection with the ongoing military conflict between Russia and Ukraine, and in connection with the ongoing conflict in the Middle East, which sanctions may have far-reaching effects on the global economy in addition to the near-term effects on Russia. The long-term impacts of the conflict remain uncertain. In addition, the United States has imposed country-specific as well as across-the-board tariffs and many countries have imposed reciprocal tariffs in a continuing and unpredictable trade war which may have an adverse effect on supply and demand and global economic conditions, regardless of any eventual determination of the legality of such tariffs.
The Company is exposed to counterparty, liquidity, insolvency and bankruptcy risk, and any delay or failure of counterparties to make payments will affect the revenues of the Company

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The Company is exposed to various counterparty risks including, but not limited to (i) the Company’s royalty or stream counterparties; (ii) other companies that have payables owing to the Company; (iii) the Company’s insurance providers; and (iv) the Company’s lenders. The Company is also exposed to liquidity, insolvency and bankruptcy risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favorable to the Company.
Royalties or streams may not be honored by operators of a project
Royalties and streams in respect of natural resource properties are largely contractual in nature. Parties to contracts do not always honor contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties or streams do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such legal action may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to the Company could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
Interpretation of Royalty Agreements
The Company's royalty interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing the Company's royalty interests may interpret the Company's interests in a manner adverse to the Company and could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities. Disputes could arise challenging, among other things:
•the existence or geographic extent of the royalty or other interest;
•third party claims to the same royalty interest or to the property on which the Company has a royalty or other interest;
•various rights of the operator or third parties in or to the royalty or other interest;
•production and other thresholds and caps applicable to payments of royalty or other interests;
•the obligation of an operator to make payments on royalty and other interests, including value added tax and other taxes where applicable; and
•various defects or ambiguities in the agreement governing a royalty and other interest.
Not all of the Company’s royalties are secured and the Company’s security interests, if any, may be subordinated and difficult to enforce
Although certain of the Company’s royalties and its stream are secured, certain of the Company’s royalty interests are unsecured. In a default, liquidation or realization situation, any unsecured royalty interest of the Company will be satisfied pro rata with all other unsecured claims after all secured claims, property claims, and prior ranking claims are satisfied in full. Absent a security interest, the Company’s likely potential recourse against a defaulting property owner or mining operator would be for breach of the applicable contract which would result in damages and unsecured claims for which the likelihood of recovery is remote and time-consuming. In the event that a mining operator or property owner has insufficient funds to pay its liabilities and obligations as they become due, it is possible that other liabilities and obligations will be satisfied prior to those owing to the Company. Even valid security interests which are or may be held by the Company could be (i) subordinated to other indebtedness; (ii) unenforceable; (iii) difficult to enforce; or (iv) subject to attack by other creditors or stakeholders. Further, in insolvency proceedings, any security or other interest held by the Company will likely be further subordinated by court-ordered charges or other court-ordered relief, including for interim financing.
Rights of Other Interest Holders
Some royalty and other interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty or other interest, (ii) pre-emptive rights pursuant to which parties to operating and royalty agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of such interest by or to the Company, (iii) clawback rights pursuant to which the seller of a royalty or other interest to the Company has the right to re-acquire the royalty or other interest, or (iv) a right to dispose of property interests which are subject to the royalty or other interest, for a return to the Company, if any, which may be lower than the Company’s assumptions regarding the asset. Holders may exercise these rights such that certain royalty, stream interests and working or other interests would no longer be held by the Company.

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The Company’s proﬁtability, results of operations and financial condition are subject to variations in foreign exchange rates
Certain of the Company’s activities and its head office are located in Canada and the costs associated with these activities are largely denominated in Canadian dollars. Additionally, the Company has subsidiaries in the United Kingdom, United States, Australia and other foreign countries, creating potential foreign currency fluctuations between these subsidiaries. Additionally, some of the Company’s royalties may be subject to foreign currency fluctuations and inflationary pressures, which could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities. Pronounced fluctuations in the exchange rate of Canadian dollars resulting from or in connection with, for example, tariffs or a trade war with the United States, may have an adverse or unexpected effect on the Company’s business, financial condition and results of operations. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and the Company may suffer losses due to adverse foreign currency rate fluctuations.
Operators of mines may not be able to replace depleted Mineral Reserves and Mineral Resources, which would reduce the Company’s revenue from royalties
The revenue generated by the Company will principally be based on the exploitation of Mineral Reserves on assets underlying the Company’s royalties or streams. Mineral Reserves are continually being depleted through extraction and the long-term viability of the Company’s portfolio will depend on the replacement of Mineral Reserves by owners or operators of the associated properties through new producing assets and increases in Mineral Reserves on existing producing assets. As any mine in respect of which the Company has a royalty or stream matures, the Company expects overall declines in production over the years unless the operator of such mine is able to replace Mineral Reserves that are mined through mine expansion or successful new exploration. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given mineral project will result in discoveries of commercial quantities of minerals on properties underlying the Company’s royalty or stream interest or that discoveries will be located on properties covered by the relevant royalty or stream. Even in those cases where a significant mineral deposit is identified and covered by a royalty or stream owned by the Company, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the Mineral Reserves and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit covered by a royalty or stream owned by the Company, no assurance can be given that new Mineral Reserves will be identified to replace or increase the amount of Mineral Reserves underlying a royalty or stream interest held by the Company. This includes Mineral Resources, as the Mineral Resources that have been discovered may not have been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability of operators to add additional Mineral Reserves or to replace existing Mineral Reserves through either the development of existing Mineral Resources or the acquisition of new mineral producing assets, in each case covered by a royalty or stream owned by the Company, could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

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The Company may enter into acquisitions or other royalty or stream transactions from time to time, which may be material, may involve the issuance of the Company’s securities or may involve the incurrence of indebtedness and will be subject to transaction-speciﬁc risks
The Company regularly reviews opportunities to acquire existing royalties or streams, to create new royalties, streams or other arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold royalties or streams in respect of mineral properties. At any given time, the Company may have various types of transactions and acquisition opportunities in various stages of active review, including submissions of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to the Company and may involve the issuance of Common Shares or other securities by the Company or the incurrence of indebtedness to fund any such acquisition. In addition, any such transaction may have other transaction-specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired or underlying properties located. Additionally, the Company may consider opportunities to restructure its royalty or stream arrangements where it believes such a restructuring may provide a long-term benefit to the Company, even if such restructuring may reduce near-term revenues or result in the Company incurring transaction-related costs.
The Company may experience integration risk
In addition to risks relating to identifying, evaluating and completing transactions, any acquisition or merger transaction may present post‑completion integration risks. The ability of the Company to realize the anticipated benefits of an acquisition or merger, whether the acquisition involves the purchase of assets, the creation of a new royalty or stream, or the acquisition of, or merger with, another entity, will depend in part on the Company’s success in consolidating functions and effectively integrating operations, systems, procedures and personnel in a timely and efficient manner. Integration efforts may require substantial management attention, time and resources, potentially diverting focus from other strategic initiatives, growth opportunities or operational matters. Delays, unexpected challenges, or increased costs associated with integration may result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
The Company may not be able to achieve expected capital or operating synergies, enhanced scale, or other strategic or financial benefits anticipated at the time of an acquisition or merger. Factors such as market volatility, cultural or organizational differences, or adverse operational, regulatory or jurisdictional developments may impair the Company’s ability to realize the anticipated benefits of an acquisition or merger transaction. Any failure to successfully integrate acquired businesses or assets, or to achieve expected benefits within projected timelines or at all, could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
Increased competition for royalties or streams could adversely affect the Company’s ability to acquire additional royalties or streams in mineral properties
Many companies are engaged in the search for and the acquisition of mineral interests, including royalties and streams and there is a limited supply of desirable mineral interests. The mineral exploration and mining businesses are competitive in all phases. Many companies are engaged in the acquisition of mineral interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. The Company may be at a competitive disadvantage in acquiring those interests, whether by way of royalty or stream as competitors may have greater financial resources and technical staff. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring new royalties or streams. In addition, the Company may be unable to acquire royalties or streams at acceptable valuations which could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
The Company can provide no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable
There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could impede the Company’s funding obligations, or result in delay or postponement of further business activities which could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

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The Company can provide no assurance that funding partners can raise sufficient capital
The Company may seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company's property interests may be delayed depending on whether the Company can find another party or has enough capital resources to fund the exploration and development on its own.
The Company’s ability to pay dividends will be dependent on Elemental’s financial condition and other restrictions
The declaration, timing, amount and payment of dividends are at the discretion of the board of directors of the Company and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, contractual restrictions and financing agreement covenants, including those under its Credit Facility, solvency tests imposed by applicable corporate law and other relevant factors. Although the Company’s current policy is to pay a quarterly dividend, there can be no assurance that the Company will declare a dividend on a quarterly, annual or other basis. In addition, there is no assurance that the Company will be able to allow shareholders to elect to use their dividends to purchase Tether Gold XAU₮ tokens or, if such election is available, whether it will be available to shareholders in any particular jurisdiction.
The Company may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate its business
The Company is dependent upon the continued availability and commitment of its key management personnel, whose contributions to immediate and future operations of the Company are of significant importance. The loss of any such key management personnel, and, in particular, of its chief executive officer, chief financial officer, chief investment officer or chief operating officer could negatively affect the Company’s business operations. From time to time, the Company may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. In addition, the Company expects to frequently retain third-party specialized technical personnel to assess and execute on opportunities. These individuals may have conﬂicts of interest or scheduling conflicts, which may delay or inhibit the Company’s ability to employ such individuals’ expertise. The number of persons skilled in the acquisition, exploration and development of royalties and streams in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel will be critical to the Company’s success and there can be no assurance that the Company will be able to recruit and retain such personnel. If the Company is not successful in recruiting and retaining qualified personnel, the Company’s ability to execute its business model and growth strategy could be affected, which could have a material adverse effect on its business, financial condition, results of operations and the trading price of its securities.
Certain of the Company’s directors and officers may serve as directors and officers with other companies, which could put them in a conﬂict position from time to time
Certain of the directors and officers of the Company may also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which the Company participates, or in transactions or ventures in which the Company may seek to participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.
Such conflicts of the directors and officers could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
Certain shareholders of the Company may exercise influence over Elemental
As at the date hereof, Tether, directly or indirectly, owns or controls approximately 32% of the issued and outstanding Common Shares. As long as Tether maintains its significant position in Elemental, it will have the ability to exercise influence with respect to the affairs of Elemental and significantly impact the outcome of matters upon which shareholders are entitled to vote, as well as business and operations of Elemental more generally.
Any controlling shareholder will have significant influence with respect to all matters submitted to the Company’s shareholders for approval, including without limitation the election and removal of directors, amendments to constating documents and the approval of certain transactions, and in considering such matters a large shareholder’s interests may not always align with the interests of other Elemental shareholders. This concentration of holdings may cause the market price of the Common Shares to

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decline or delay or prevent any action that would require a vote of shareholders that shareholders, other than a controlling shareholder, may view favourably. See also, “Conflicts of Interest”.
Changes in or in the interpretation of tax legislation or accounting rules could affect the profitability of the Company
Changes to, or differing interpretation of, taxation laws or regulations in Canada or any of the countries in which the Company’s assets or relevant contracting parties or underlying properties are located could result in some or all of the Company’s profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company’s profitability, results of operations and financial condition and the trading price of its securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties held by the Company less attractive to counterparties. Such changes could adversely affect the Company’s ability to acquire new assets or make future investments.
The Company may be unable to repay its indebtedness and comply with its obligations under a credit facility
The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness will depend on its future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Company may not generate future cash flow that is sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash ﬂow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, if any, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance indebtedness in the future will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.
There can be no assurances that, in the future, the Company will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with the covenants of the Facility, could likely result in an event of default under such credit facilities and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition, results of operations and the trading price of its securities.
The Company’s operations will depend on information systems that may be vulnerable to cyber security threats
The Company’s operations depend, in part, on its IT systems, networks, equipment and software and the security of these systems. The Company depends on various IT systems to process and record financial and technical data, receive production and payment data, administer its contracts with its counterparties, communicate with employees and third parties, and store confidential business information. These IT systems, and those of its third-party service providers and vendors and the counterparties under its contracts for royalties may be vulnerable to an increasing number of continually evolving cyber security risks, such as viruses, unauthorized access, malware, ransomware, as well as natural disasters, terrorism, war and telecommunication and electrical failures and other disruptions. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns. Any such breach or compromise may go undetected for an extended period of time.
A significant breach of the Company’s IT systems or data security or misuse of data, particularly if such breach or misuse goes undetected for an extended period of time, could result in significant costs, loss of revenue, fines or lawsuits and damage to reputation. Any significant compromise or outage could impair the Company’s ability to receive accurate operational data from operators, process royalty payments, or maintain critical records. A breach resulting in the loss, corruption or disclosure of data could lead to business interruption, financial loss, liability and reputational damage. The costs to eliminate or alleviate cyber or other security problems, including bugs, viruses, worms, malware and other security vulnerabilities, could be significant, and the Company’s efforts to address these problems may not be successful. The significance of any cyber-security breach is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on the Company’s financial condition, results of operations and the trading price of its securities.
Enforcement of Foreign Judgements
The Company is incorporated under the laws of British Columbia, Canada and a substantial portion of the Company’s assets are located outside of the U.S. As a result, it may be difficult for U.S. or foreign investors to effect service of process within their

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(Expressed in U.S. Dollars, except where indicated)
jurisdiction upon the Company or upon such persons who are not residents of the United States or the foreign jurisdiction, or to realize in the United States or foreign jurisdictions upon judgments of U.S. or foreign courts predicated upon civil liabilities under U.S. or foreign securities laws. A judgment of a U.S. or foreign court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. or foreign court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.
Anti-Corruption and Anti-Bribery Laws
The Company is subject to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, and other laws that prohibit improper payments or offers of payments to third parties, including foreign governments and their officials, for the purpose of obtaining or retaining business. In some cases, the Company invests in properties in certain jurisdictions where corruption may be more common, which can increase the risk of unauthorized payments or offers of payments in violation of anti-corruption and anti-bribery laws and regulations and in violation of the Company’s policies. In addition, the operators of the properties may fail to comply with anti-corruption and anti-bribery laws and regulations. Although the Company does not operate the properties on which it holds a royalty interest, enforcement authorities could deem the Company to have some culpability for the operators’ actions. Any violations of the applicable anti-corruption and anti-bribery laws could result in significant civil or criminal penalties to the Company and could have an adverse effect on its reputation.
Long-term Investments
The Company is exposed to equity price risk as a result of holding long- term equity investments in other companies, including, but not limited to, exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this AIF, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies, including the loss of the full value of these investments. The Company generally does not actively trade these investments.
Risks Relating to Mines and Mining Operations
The Company is indirectly exposed to many of the same risk factors as the owners and operators of properties in respect of which it holds a royalty or stream
The Company is indirectly subject to the risk factors applicable to the owners and operators of properties in respect of which the Company holds a royalty or stream, to the extent that such risks relate to the production of minerals from, or the continued operation of, such mines or projects.
Production at mines and projects in respect of which the Company holds a royalty or stream is dependent on operators’ employees
Production from the properties in respect of which the Company holds a royalty or stream interest depends on the efforts of the operators’ employees. There is competition for geologists and persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, or could result in the owners and operators of such properties to decide to cease production at one or more of the properties, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
Mineral Reserves and Mineral Resources are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates
The Mineral Reserves and Mineral Resources on properties in respect of which the Company holds royalties or streams are estimates only, and no assurance can be given that the estimated Mineral Reserves and Mineral Resources will be accurate or that the indicated level of minerals will be produced. Mineral Reserve and Mineral Resource Estimates for certain of the Company’s royalties will be prepared by the operators of the underlying properties. The Company will not participate in the preparation or verification of such estimates (or the reports in which they are presented) and the Company will not independently assess or verify the accuracy of such estimates. Such estimates are, in large part, based on interpretations of

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geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a mineral deposit discovery may change.
Market price ﬂuctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery or throughput rates, may render the Proven and Probable Mineral Reserves on properties underlying the Company’s royalties unprofitable to develop at a particular site or sites for periods of time or may render Mineral Reserves containing relatively lower-grade mineralization uneconomic. Moreover, short-term operating factors relating to the Mineral Reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause Mineral Reserves to be reduced or not extracted. Estimated Mineral Reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability. While these risks may exist for all of the Company’s assets, they will be heightened in the case of interests in properties which have not yet commenced production.
Mineral Resource Estimates, in particular, must be considered with caution. Mineral Resource Estimates for properties that have not commenced production are based, in many instances, on limited and widely-spaced drill hole or other limited information including costs and plant performance, which is not necessarily indicative of the conditions between and around drill holes. Such Mineral Resource Estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, Mineral Resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that all or any part of the Mineral Resources on properties underlying the Company’s royalties constitute or will be converted into Mineral Reserves.
Any of the foregoing factors may require operators to reduce their Mineral Reserves and Mineral Resources, which could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
Production forecasts may not prove to be accurate
The Company prepares estimates and forecasts of future mineral production attributable to the Company pursuant to the properties in respect of which it holds royalties and, in doing so, the Company relies on public disclosure and other information it receives from the owners, operators and independent experts of such properties to prepare such estimates. Such information may necessarily be imprecise because it depends upon the judgment of the individuals who operate such properties as well as those who review and assess the geological and engineering information. These production estimates and forecasts will typically be based on existing mine plans and other assumptions with respect to such properties, which may change from time to time and over which the Company will have no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators’ ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the availability of materials and equipment including reagents and fuel, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and forecasts will be achieved. Actual production attributable to the Company’s royalty or stream interests may vary from the Company’s estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; lower than expected mill feed grades; lower than anticipated sweep efficiency at certain mines; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected ore body formations; risks and hazards associated with the properties in respect of which the Company holds royalties, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather-related complications, fires or flooding or as a result of other operational problems such as production drilling or material removal challenges, power failures or a failure of a key production component such as a hoist, an autoclave, a filter press or a grinding mill; and unexpected labor shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to realize the benefits of its production forecasts anticipated from time to time. If the Company’s production forecasts prove to be incorrect, it could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.

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(Expressed in U.S. Dollars, except where indicated)
Inability to Add Additional Reserves
The revenue generated by the Company is principally based on the exploitation of mineral reserves on assets underlying the royalty or other interests on which the Company has a royalty or other interest. Mineral reserves are continually being depleted through extraction and the long-term viability of Elemental’s asset portfolio depends on the replacement of mineral reserves through new producing assets and increases in mineral reserves on existing producing assets. While Elemental may be able to maintain all or a portion of its interest in its reserve inventory through acquisitions, its business model relies on the successful development of the non-producing properties in its asset portfolio. Exploration for minerals resources is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of mineral resources on properties underlying the asset portfolio. Even in those cases where a significant mineral deposit is identified, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish mineral reserves through drilling, to develop processes to extract the mineral resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that new mineral reserves will be identified to replace or increase the amount of mineral reserves currently in the asset portfolio. This includes mineral resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability to add additional mineral reserves or to replace existing mineral reserves through either the development of existing mineral resources or the acquisition of new mineral producing assets may result in a material and adverse effect on Elemental’s profitability, results of operations, financial condition and the trading price of Elemental securities.
The exploration and development of mineral properties are inherently dangerous and subject to risks beyond the control of the Company
Companies engaged in mining activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labor disputes, increases in the cost of labor, social unrest, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, tailings dam failures, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavorable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal from the mineral projects in respect of which the Company holds a royalty or stream; (iii) result in a write-down or write-off of the carrying value of one or more mineral projects; (iv) cause delays or stoppage of mining or processing; (v) result in the destruction of properties, processing facilities or third-party facilities necessary to the company’s operations; (vi) cause personal injury or death and related legal liability; (vii) result in regulatory fines and penalties or the revocation or suspension of licences; (viii) result in the loss of insurance coverage; or (ix) result in the loss of social licence to operate. The occurrence of any of the above-mentioned risks or hazards could result in an interruption or suspension of operations of the properties in respect of which the Company holds a royalty or stream, which in turn could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
Defects in title to properties underlying the Company’s royalties or streams may result in a loss of entitlement by the operator and a loss of the Company’s interest
A defect in the chain of title to any of the properties underlying one of the Company’s royalties or stream interests or necessary for the anticipated development or operation of a particular project to which a royalty or stream relates may arise to defeat or impair the claim of the operator to a property which could in turn result in a loss of the Company’s interest in respect of that property. In addition, claims by third parties or indigenous groups may impact the operator’s ability to conduct activities on a property to the detriment of the Company’s royalties. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty or stream in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties held by the Company in land registries or mining recorder’s offices, such registrations may not necessarily provide any protection to the Company. As a result, known title defects, as well as unforeseen and unknown title defects, may impact operations at a project in respect of which the Company has a royalty or stream and could result in a

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material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
Future litigation affecting the properties in respect of which the Company holds its royalties or streams could have an adverse effect on the Company
Potential litigation may arise on a property on which the Company holds a royalty or stream (for example, litigation between joint venture partners or between operators and original property owners or neighboring property owners). As a holder of such interests, the Company does not generally have any influence on the litigation and does not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) or the expropriation or loss of rights to a property could have a material adverse effect on the Company’s business, results of operations and financial condition and the trading price of its securities.
Moreover, the courts in some of the jurisdictions in which the Company has a royalty or stream may offer less certainty as to the judicial outcome of legal proceedings or a more protracted judicial process than is the case in more established economies. Accordingly, there can be no assurance that contracts, joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. Moreover, the commitment of local businesses, government officials and agencies and the judicial system in these jurisdictions to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. These uncertainties and delays could have a material adverse effect on the business, financial condition, results of operations of the Company and on the trading price of its securities.
Defects or disputes relating to the Company’s royalties or streams could have an adverse effect on the Company
Defects in or disputes relating to the royalties or streams in the Company’s portfolio may prevent the Company from realizing the anticipated benefits from these interests. Material changes could also occur that may adversely affect management’s estimate of the carrying value of the Company’s royalties and could result in impairment charges. While the Company seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalties or streams it acquires, there can be no assurance that disputes or other problems concerning these and other matters or other problems will not arise. Confirming these matters is complex and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mineral property and to the documents reﬂecting the royalties. The discovery of any defects in, or any disputes in respect of, the royalties or streams, could have a material adverse effect on the Company’s profitability, results of operations and financial condition and the trading price of its securities.
The operations in respect of which the Company holds a royalty or stream requires various property rights, permits and licences to be held by the operator in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licences, or a failure to comply with the terms of any of such property rights, permits and licences could result in the interruption or closure of operations or exploration on the properties.
The exploration, development and operation of mining properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of titles, exports, taxes, labor standards, reclamation obligations, heritage, historic and archaeological matters and other matters. The owners and operators of the properties in respect of which the Company holds royalties require licences and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licences and permits could have a material adverse effect on the revenue that the Company will derive from its royalties. Such licences and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issues. Such licences and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by the Company. There can be no guarantee that the owners or operators of those properties in respect of which the Company holds royalties or streams are able to obtain or maintain all necessary licences and permits in good standing that may be required to explore, develop and operate the properties, commence the construction or operation of mining facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licences, or to maintain permits and licences in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or in fines, penalties or other liabilities accruing to the owner or operator of a project. Any such occurrence could substantially decrease production or cause the termination of operations on a property in

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which the Company holds a royalty or stream interest and could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
The Company will be exposed to risks related to the construction, development and/or expansion in relation to the mines, projects and properties in respect of which it holds a royalty or stream
Many of the projects or properties in respect of which the Company holds an interest are in the construction or development stage, and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, currency exchange rates, labor shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete construction, development and/or expansion of such projects in accordance with current expectations or at all.
The operations in respect of which the Company holds a royalty or stream interests are subject to environmental and endangered species laws and regulations that may increase the costs of doing business and may restrict operations, which could reduce the Company’s revenues
All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations, including laws and regulations relating to the protection of endangered and threatened species. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, increases in land-use restrictions, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by owners or operators of any of the properties underlying the Company’s royalty and stream portfolio, could have a material impact on the viability of the relevant property and impair the revenue derived by the Company from the applicable royalty or stream, which could have a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
Changes in government regulation could inhibit exploration, construction and development on, or production from, the mineral properties in respect of which the Company holds royalties and streams
The properties on which the Company holds a royalty or stream interest may be located in multiple legal jurisdictions and political systems. There can be no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral development or operations. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labor relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration, construction and development on, or production from, the properties in respect of which the Company holds royalty or stream interests or the payments under such royalties or streams. In certain areas where the Company holds a royalty or stream, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of the Company and the owners and operators of the properties in respect of which the Company holds a royalty or stream interest and such changes could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
The Company is subject to risks related to certain operations in developing economies
The Company is subject to risks normally associated with the conduct of business in developing economies. Risks may include, among others, problems relating to power supply, labor disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, empowerment of previously disadvantaged people, local ownership requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of

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earnings, infrastructure limitations and increased financing costs. The above risks could limit, disrupt or negatively impact the Company’s business, financial condition, results of operations and the trading price of its securities.
Mineral properties in respect of which the Company holds royalties or streams may be subject to risks related to indigenous peoples, which could inhibit operations at such properties
Various international, national, state and provincial laws, codes, resolutions, conventions, guidelines, treaties and other principles and considerations relate to the rights of indigenous peoples. The Company holds royalties and streams in respect of operations located in some areas currently or previously inhabited or used by indigenous peoples. In these areas, governments may have obligations to respect the rights of indigenous peoples. Some mandate consultation with indigenous peoples regarding actions which may affect indigenous peoples, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national requirements, principles and considerations pertaining to indigenous people continue to evolve and be defined. The properties in respect of which the Company holds royalty and stream interests are subject to the risk that one or more groups of indigenous peoples may oppose operations or new development. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the operator’s or the Company’s activities. Opposition by indigenous peoples to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous peoples. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of properties in respect of which the Company holds royalty or stream interests which could result in a material adverse effect on the Company’s business, financial condition, results of operations and the trading price of its securities.
The risks arising from a pandemic may have a significant impact on the Company
There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about by a pandemic’s impact on global industrial and financial markets which may reduce commodity prices, share prices and financial liquidity, thereby limiting access to additional capital.
Risks Related to the Securities of Elemental
The market price of the Common Shares may be volatile, which could result in substantial losses for holders of Common Shares
The market price of the Common Shares could be subject to significant fluctuations. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions and the risk factors described in this AIF could subject the market price of the Common Shares to wide price fluctuations regardless of the Company’s operating performance.
The Company may have to raise additional capital through the issuance of additional equity, which could result in dilution to shareholders
The issuance of additional Common Shares or of securities convertible into or exchangeable or exercisable for Common Shares may have a dilutive effect on the interests of shareholders. The number of Common Shares that the Company is authorized to issue is unlimited. The Company may, in its sole discretion, subject to applicable law and the rules of the stock exchanges on which its securities are listed, issue additional Common Shares from time to time (including pursuant to any equity-based compensation plans that may be introduced in the future), and the equity interest in the Company of the holders of its Common Shares may be diluted thereby.
The Company may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in substantial dilution to shareholders.
The Canada Revenue Agency’s (“CRA”) recent focus on foreign income earned by Canadian companies may result in adverse tax consequences for the Company
There has been a recent focus by the CRA on income earned by foreign subsidiaries of Canadian companies. The majority of the Company’s royalty assets will be owned by and the related revenue is received by subsidiaries of Elemental. Elemental has not received any reassessment or proposal from the CRA in connection with income earned by its foreign subsidiaries. Although management believes that the Company will be in full compliance with Canadian tax law, there can be no assurance that the

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Company’s structure may not be challenged in the future. In the event the CRA successfully challenges the Company’s structure, this could potentially result in additional federal and provincial taxes and penalties, which may have a material adverse effect on the Company’s business, results of operations and financial condition and the trading price of its securities.
Changes in or in the interpretation of tax legislation or accounting rules could affect the profitability of the Company
Changes to, or differing interpretation of, taxation laws or regulations in Canada or any of the countries in which the Company’s assets or relevant contracting parties or underlying properties are located could result in some or all of the Company’s profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company’s profitability, results of operations and financial condition and the trading price of its securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties or other interests held by the Company less attractive to counterparties. Such changes could adversely affect the Company’s ability to acquire new assets or make future investments.
The Company’s operations will depend on information systems that may be vulnerable to cyber security threats
The Company’s information technology and internal infrastructure is susceptible to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Significant disruption to the availability of information technology and internal infrastructure could cause delays in research and development work. The Company would incur liability and development of product candidates would be delayed if any disruption or security breach were to result in a loss of, or damage to, the Company’s data.
The Company may be, or may become, a “passive foreign investment company,” which may result in adverse U.S. federal income tax consequences for U.S. investors
In general, a non-U.S. corporation is a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets consists of assets that produce, or are held for the production of, passive income. Generally, “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. The Company has not completed a formal assessment of its status as a PFIC for 2025; however, based on its current and expected income, assets, and activities, the Company believes that it may have been a PFIC for the fiscal year ended December 31, 2025 and that it may be a PFIC for the year ending December 31, 2026. The classification of the Company under the PFIC rules will depend, in part, on the U.S. tax characterization of its streaming income, which is uncertain, and whether certain of its income qualifies for the exception for active business gains arising from the sale of commodities for purposes of the PFIC asset and income tests. The determination of whether any corporation is a PFIC for a particular taxable year also depends on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. There is limited authority regarding the application of the active business gains exception and other relevant PFIC rules to entities such as the Company and its subsidiaries. Accordingly, no assurance can be provided regarding the Company’s PFIC status for its current taxable year or any future taxable year, and there can be no assurance that the Internal Revenue Service (“IRS”) will not challenge the views of the Company concerning its PFIC status. If the Company were a PFIC for any taxable year during which a U.S. investor held common shares, the U.S. investor generally would be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gain from the disposition of common shares and on certain distributions, an interest charge on certain taxes deemed deferred as a result of the Company’s non-U.S. status, and a requirement to file annual reports with the IRS. Certain elections might be available to mitigate the foregoing adverse tax consequences. U.S. investors should consult their own tax advisors regarding the implications of the PFIC rules for an investment in common shares of the Company.
The Company is subject to additional corporate governance rules and public disclosure regulations
The Company is subject to rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators and the TSX-V. The Company’s registration with the U.S. Securities and Exchange Commission (the “SEC”) and listing on Nasdaq means it is now also subject to rules and regulations of the SEC and Nasdaq. The Company's efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
The Company may fail to achieve and maintain adequacy of its internal control over financial reporting
Applicable securities laws require an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting.
Future acquisitions may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.
Any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. While the design of any system of controls is to provide reasonable assurance of the effectiveness of disclosure controls, such design is also based in part upon certain assumptions about the likelihood of future events, and such assumptions, while reasonable, may not take into account all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be prevented or detected. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.
A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The Company may in the future discover areas of internal control over financial reporting that may require improvement. Whenever such a control deficiency is determined to exist, the Company could incur significant costs in remediation efforts implementing measures designed to ensure that the control deficiencies contributing to a material weakness are remediated. If the Company is unable to assert that its internal control over financial reporting is effective now or in any future period, whether as a result of a newly-determined deficiency or because remediation efforts are ongoing, or if the Company’s independent auditors are unable to express an opinion on the effectiveness of the Company’s internal controls, the Company could lose investor confidence in the accuracy and completeness of its financial reports, which could have an adverse effect on the Company’s stock price.
The Company’s operations may be affected by activist shareholders
Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company's reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company's management and board of directors, which could have an adverse effect on the Company's business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the board of directors, this could adversely affect the Company's business and future operations. This type of activism can also create uncertainty about the Company's future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company's business, future operations, profitability and the Company's ability to attract and retain qualified personnel.
Reputational damage could have a material adverse impact on the Company
Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it and its board of directors, officers and employees are perceived by others, reputational damage could have a material adverse effect on the Company’s business, results of operations and financial condition and the trading price of its securities.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
United States investors may not be able to obtain enforcement of civil liabilities against the Company
The enforcement by investors of civil liabilities under United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (British Columbia), that the majority of our officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.
There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders
We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related rules and regulations, as U.S. domestic issuers. As a result, we do not file the same reports that a U.S. domestic issuer files with the U.S. Securities and Exchange Commission (the “SEC”), although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act. As a Canadian issuer, our insiders are also exempt under the Exchange Act Section 16 requirements applicable to insiders of foreign private issuers.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us
In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer would be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If we are not a foreign private issuer, we would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.
Risks Related to the Dividend Election Alternative
Conflicts of Interest
Tether currently owns approximately 32% of the outstanding equity of Elemental and it or an affiliate also mints and issues Tether Gold. Tether will therefore have significant influence over the decisions and acts of Elemental and the issue of Tether Gold, which decisions and acts may not always be consistent. Accordingly, there are potential conflicts of interest that could arise in connection with the administration of the Dividend Election Alternative, and decisions by Elemental relating to the purchase of Tether Gold and/or the issue of Tether Gold may adversely impact the value of the Tether Gold acquired and/or held by a registered shareholder of the Company. Registered shareholders will not have direct recourse against Tether.
Risk of Loss of Investment
Per Tether Gold’s website, each Tether Gold (XAU₮) represents ownership for the holder of one troy ounce of 99.99% pure gold from a London Good Delivery bar, which is stored by TG Commodities, S.A. de C.V. (“TG Commodities”) in high security, undisclosed vaults in Switzerland. The value of Tether Gold is intended to reflect the value of physical gold; however, there is no assurance that the market price of Tether Gold will accurately or consistently track the spot price of gold. A number of factors

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
may cause deviations, sometimes materially, between the value of Tether Gold and the price of physical gold in global commodities markets.
Price discrepancies may arise due to market liquidity, trading volumes, exchange availability, or differences in supply and demand for Tether Gold relative to physical gold. Tether Gold may trade at a premium or discount to the value of the physical gold it is intended to represent, including during periods of market volatility, reduced liquidity, or disruptions in digital asset trading platforms.
Securities Classification Risk
While securities regulatory authorities in Canada and the United States have not stated a view on whether Tether Gold is a security for purposes of applicable securities law, a determination by such a regulator or a court of competent jurisdiction determines that Tether Gold is a security, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of Tether Gold.
Regulatory Risk
As Tether Gold and other digital assets are relatively novel and the application of securities laws and other laws and regulations to digital assets is unclear in certain respects, it is possible that regulators in Canada or the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of Tether Gold.
As digital assets like Tether Gold have grown in both popularity and market size, governments around the world have reacted differently to digital assets, with certain governments deeming them illegal while others allowing their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate the Dividend Election Alternative. The effect of any future regulatory change on any digital asset, project or protocol is impossible to predict, but such change could be substantial and adverse to the Dividend Election Alternative.
Governments may, in the future, restrict or prohibit the acquisition, use or redemption of digital assets. Ownership of, holding or trading in digital assets may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject digital asset companies to additional regulation.
Reliance on Purchasing Agent
Implementation and continuation of the Dividend Election Alternative relies heavily on third parties over which the Company has no control or direction, including Tether or an affiliate to continue to mint and issue Tether Gold, to acquire, store and maintain the physical gold bullion backing Tether Gold, and Tether or an affiliate or other third parties to list Tether Gold on digital asset exchanges in order to provide liquidity. In addition, the Dividend Election Alternative relies on Elemental to hold a sufficient number of Tether Gold and delivering, or arranging for the delivery of, such Tether Gold to the participating shareholders. Tether and/ or its affiliates may not continue the activities described above and could be negatively impacted by regulatory risk, and if they do not continue, the Company may not be successful in identifying suitable replacements. Any interruption in services from such third‑party providers could materially and adversely impact the implementation of the Dividend Election Alternative.
Cybersecurity Threats, Security Breaches and Hacks
As with any other computer code, flaws in digital asset source code have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create digital assets can occur. Any security breach in the systems underlying Tether Gold caused by hacking, could harm the viability of the Dividend Election Alternative.
Tether Gold is issued as a digital asset and relies on blockchain technology for recording, transferring, and verifying ownership. Ownership and control of Tether Gold depends on the holder’s ability to securely maintain the private keys, passphrases, or other security credentials associated with the digital wallet in which the Tether Gold is held. If a holder’s private key is lost, stolen, destroyed, corrupted, or otherwise compromised, the holder may permanently lose access to the Tether Gold, and neither TG Commodities nor the Company will have the ability to restore, replace, or reverse such loss.
Liquidity Risk

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
There is no assurance that an active or liquid market will develop or be sustained for Tether Gold. Trading in digital assets is often characterized by shallow order books, fragmented markets, limited market‑making activity, and periods of extreme volatility, any of which may impair a holder’s ability to buy or sell Tether Gold at desired prices or volumes. Tether Gold may experience significant fluctuations in liquidity across different trading venues, and certain platforms may suspend or restrict trading due to technical issues, regulatory actions, cybersecurity incidents, or operational failures.
Material Assets
As at the date of this AIF, Elemental considers the interests it holds on the Karlawinda Mine, the Caserones Mine, and Timok Project to be the only material mineral projects in which it holds royalty interests.
Karlawinda Mine, Australia
A technical report (the Karlawinda Technical Report, as defined above) was prepared for the Company pursuant to NI 43-101 entitled “Amended NI 43-101 Technical Report Karlawinda Gold Project, Western Australia, Australia” dated August 4, 2021 with an effective date of December 21, 2020, as amended on August 4, 2021, and authored by Timothy J. Strong, MIMMM.
The following description of the Karlawinda Mine has been prepared in reliance on the Karlawinda Technical Report and the Capricorn announcement dated August 1, 2024 “KGP Ore Reserve Increases to 1.43Moz’s”, and October 6, 2025 “4.0MOz Gold Reserves, Open Pit and Underground Updates Pending” (the “Capricorn Announcement”). Readers should consult the Karlawinda Technical Report and the Capricorn Announcement. The Karlawinda Technical Report has been prepared in accordance with NI 43-101 and is available on the Company’s profile at www.sedarplus.ca. The Capricorn Announcement has been prepared in accordance with the JORC and ASX requirements and is available on the Capricorn website.
While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third-party information is complete or accurate. See “Technical and Third-Party Information”.
Property Description, Location and Access
The Karlawinda Gold Project is located in the Pilbara Region of Western Australia, approximately 65 km south-east of the town of Newman (“Karlawinda Mine”). The property is approximately 1,000 km by road from the city of Perth, the State capital.
The Karlawinda Gold Project can be reached via access dirt roads (Coobine Road) from the main Great Northern Highway, which in turn is connected by asphalt road to Newman and Perth. Newman has limited infrastructure but is a center for the local mining industry and well prepared to support fly-in fly-out operations. Services and consumable supplies are delivered by existing roads and a 40km access road from the Great Northern Highway to the project.
Construction of the Karlawinda Gold Project commenced in December 2019 and was completed in the June 2021 quarter with the successful commissioning of the processing plant culminating in first gold poured at the end of June 2021. Steady state operations were achieved by the end of the September 2021 quarter.
Mining is well established in the region and there is a ready source of trained and informal employees.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
History
The Karlawinda Gold Project (Francopan discovery) was first discovered in 2005 by WMC Resources Ltd. In 2016 the project was acquired by Capricorn who now hold 100% of the property. Capricorn have subsequently drilled out the Bibra and associated orebodies to define the current Mineral Resource Estimate. All work since 2016 has been completed by Capricorn.
Geology, Mineralization and Deposit Type
The Karlawinda Gold Project is located on the southern edge of the Pilbara craton within the exposed Sylvania Inlier. The Sylvania Inlier is a small, elongated Archean granite-greenstone geological province which consists of low to medium grade metavolcanics, mafic and ultramafic intrusions and metasedimentary rocks which have been extensively intruded by granitoid bodies.
The Sylvania Inlier is the southmost granite-greenstone terrane of the Pilbara Craton. It is a section of the Pilbara Archean Basement thought to have formed due to the collision between the Yilgarn and Pilbara Cratons. Rocks of the Pilbara Supergroup are in conformable contact with the Inlier on the east-south-eastern margin, and in turn, are unconformably overlain by rocks of the Fortescue Hamersley Groups. Mineralisation at Karlawinda is hosted in psammites, pelites, schists and amphibolites.
The site predominantly consists of east-west striking metasediments in contact with the Sylvania Inlier to the north of a high-strain zone, and in unconformable contact with Collier Group sediments to the south of Bibra.
Mapping has indicated five main lithologies in the vicinity of Bibra. These include basement metasediments, basement amphibolites, basement quartz-feldspar mylonite, granites of the Sylvania Inlier and Cainozic and Quaternary colluvium, alluvium, and laterites. The basement host package comprises of interbedded psammites, pelites, schists and amphibolites with a weathering depth of approximately 50 metres.
The basement stratigraphy at Karlawinda has been recrystallized during amphibolite facies metamorphism and most primary textures have been destroyed. Lithological boundaries are predominantly gradational; however, amphibolite and para-amphibolite contacts are often sharper. Foliated, and foliation-cross-cutting quartz with or without sulphide, quartz carbonate with or without sulphide and carbonate with or without sulphide veins are common throughout diamond drill cores.
Gold mineralisation is present in two parts including laterite and oxide/primary mineralisation. The laterite mineralisation lies just below the surface and consists of pisolitic lateritic duricrust composed of maghemite, goethite and hematite. The laterite zone is 1.25 kilometres long by 1.15 kilometres wide.
Oxide gold mineralisation occurs below the laterite gold mineralisation, approximately 10 metres below surface, and is hosted in kaolin and smectite rich clays and is approximately 60 metres deep.
The oxide/primary gold mineralisation has developed on at least two parallel, 40 metres thick, shallow dipping sandstone units, which dip to the west-north-west at 22°. The gold mineralisation is strata-form with lineations identified as controlling higher-grade shoots. The lodes are typically wide intercepts (e.g. 40 metres at 0.9 grams per tonne of gold) but high-grade shoots have developed parallel to the metamorphic fabric plunging to the west-north-west in a rod-like geometry. Down-plunge the grades and thicknesses remain consistent whilst along strike they are more variable. The primary mineralisation in fresh rock is marked by the presence of 3 to 10% sulphide minerals, subhedral magnetite grains, quartz veins/veinlets, and fine-grained gold.
Outside of the main mineralization, more discrete lodes occur. In the hanging wall to the main mineralisation, Port Rush, Easky, Finns and Easky East ore domains occur and to the south of Bibra, mineralisation continues south from the main pit area into the Southern Corridor and Tramore lode.
In 2024 the operator published an initial Mineral Resource Estimate for the first deposit outside of the Bibra Complex, with a small Indicated and Inferred Resource at KGP East, including the Muirfield and Berwick prospects which have similar geological and mineralisation styles to the main project; and part of the Berwick deposit was included as Probable Reserve. KGP East is within the Elemental royalty area.
Exploration
Elemental is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Drilling
Elemental is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental.
Sampling, Analysis and Data Verification
Elemental is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental.
Mineral Processing and Metallurgical Testing
A processing flowsheet, materials balance, water balance, equipment identification, mechanical and electrical layouts were all developed to FS standard. A tertiary crushing single ball mill comminution circuit followed by a conventional gravity and carbon in leach (CIL) process is proposed. This process is considered appropriate for the Bibra ore, which is classified as free-milling. The metallurgical process is commonly used in the Australian and international gold mining industry and is considered to be well-tested and proven technology.
The original feasibility testwork was conducted on 35 composites (30 variability and 5 master) prepared from 779 meters of diamond drill core, totalling 90 intervals from 52 drill holes. These samples amount to 4,103kg and represent the four main weathering horizons in the Bibra deposit.
The test work demonstrated Bibra ore contains a gravity recoverable gold component and is free milling with high gold extractions achievable by conventional cyanidation. Production to date supports the metallurgical and processing assumptions.
In October 2024 the operator announced approval for an expansion of processing facilities to allow the production of 6.5Mtpa ore processing and gold delivery in the order of 150kozpa, with construction targeted for completion for mid 2026.
Mineral Resource and Mineral Reserve Estimates
Mineral Resources
The Mineral Resource Estimate (effective date 30 June 2025) for KGP is 80.9 million tonnes (Mt) with a grade of 0.7 g/t Au containing 1,833koz Au of Indicated Resources. The Inferred Resources were reported as 13.6 Mt with a grade of 0.7 g/t Au containing 287koz Au.
The Karlawinda Gold Project Mineral Resource Estimate, inclusive of Mineral Reserves, is tabulated below:

			Indicated			Inferred			Total Mineral Resource
Deposit	Type	Cut-Off	Tonnes (Mt)	Gold Grade (g/t)	Gold Metal (koz)	Tonnes (Mt)	Gold Grade (g/t)	Gold Metal (koz)	Tonnes (Mt)	Gold Grade (g/t)	Gold Metal (koz)
Bibra	Open Pit	0.3 <	38.7	0.8	1,008	4.7	0.7	113	43.4	0.8	1,121
Southern Corridor	Open Pit	0.3 <	30.1	0.7	640	7.5	0.6	152	37.7	0.7	792
Easky	Open Pit	0.3 <	3.2	0.5	51	1.3	0.5	22	4.5	0.5	73
KGP East	Open Pit	0.3	1.7	0.7	39	0.0	1.3	0	1.7	0.7	39
Stockpiles	Stockpiles	0.3 <	7.1	0.5	95	—	—	—	7.1	0.4	95
Total	Total		80.9	0.7	1,833	13.6	0.7	287	94.4	0.7	2,120
Notes:
1.Mineral Resources are estimated using a gold price of A$2400/ounce.
2.Mineral Resources are estimated using a cut-off grade between 0.3 g/t and 0.4 g/t Au.
3.The above data has been rounded to the nearest 100,000 tonnes, 0.1 g/t gold grade and 1,000 ounces. Errors of summation may occur due to rounding

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Mineral Reserve Estimate
Capricorn provided an updated JORC 2012 compliant Mineral Reserve Estimate with an effective date of June 30, 2025. The KGP Proven and Probable Mineral Reserves are 53.6 million tonnes with a grade of 0.8 g/t Au containing 1,295koz.
The updated Karlawinda Open Pit Mineral Reserve Estimate statement is tabled below:

			Proved			Probable			Total Ore Reserve
Deposit	Type	Cut-Off	Tonnes (Mt)	Gold Grade (g/t)	Gold Metal (koz)	Tonnes (Mt)	Gold Grade (g/t)	Gold Metal (koz)	Tonnes (Mt)	Gold Grade (g/t)	Gold Metal (koz)
Bibra	Open Pit	0.3 <	-	-	-	26.9	0.9	769	26.9	0.9	769
Southern Corridor	Open Pit	0.3 <	-	-	-	18.8	0.7	411	18.8	0.7	411
Berwick	Open Pit	0.3	-	-	-	0.8	0.8	20	0.8	0.8	20
Stockpiles	Stockpiles	0.3 <	-	-	-	7.1	0.4	95	7.1	0.4	95
Total	Total		-	-	-	53.6	0.8	1,295	53.6	0.8	1,295
Notes:
1.Ore Reserves are a subset of Mineral Resources
2.Ore Reserves are estimated using a gold price of A$2200/ounce.
3.Ore Reserves are estimated using a cut-off grade between 0.3 g/t and 0.4 g/t Au.
4.The above data has been rounded to the nearest 100,000 tonnes, 0.1 g/t gold grade and 1,000 ounces. Errors of summation may occur due to rounding
Mining Operations
Elemental is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43–101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental.
Processing and Recovery Operations
Elemental is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43–101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental.
Infrastructure, Permitting and Compliance Activities
The project site is within economic distances of existing infrastructure in the east Pilbara region. Services and consumable supplies will be delivered by existing roads and a new 40 km access road from the Great Northern Highway to the Karlawinda Mine.
Land availability is unlikely to be an issue, with the mining and exploration tenure held by Capricorn covering project needs. The project lies at the northern boundary of the Weelerrana cattle station. Tailings disposal is intended to be within an Integrated Waste Landform whereby tailings are encapsulated by mining waste, rather than having separate waste dumps and tailings facilities.
The workforce is fly-in and fly-out and based at a camp on site during rostered periods on. Either commercial flights to Newman airport, 55 km north of the project or an onsite airstrip will be used. Pump testing and modelling of the potential yield from the Karlawinda borefield indicate that there is sufficient groundwater to service the needs of the project for the life-of-mine. This requires the development of numerous water production bores, of which a number have already been developed. Miscellaneous licence applications to secure the tenure required for all infrastructure not covered by Mining Lease have been approved.
Power is generated on site utilising natural gas, requiring a 56 km pipeline.
Environmental and Social
As of October 2022, flooding risk has been analyzed by an independent external expert and deemed to be minimal. No significant flora or fauna species, including subterranean species have been identified that will be significantly impacted by the

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(Expressed in U.S. Dollars, except where indicated)
Karlawinda Gold Project in a manner that could not be adequately managed. Waste rock and tailings characterization work has been completed and all waste types and tailings are non-acid forming and have limited metal leachate potential.
All mining tenure required for the project has been obtained. Approvals required to enable the Karlawinda Gold Project to operate have been obtained. Any amendments to current approvals required to accommodate the increased ore and expansion will be made in due course.
Capital and Operating Costs
Elemental is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental.
Exploration, Development and Production
Elemental is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental.
Caserones Mine, Chile
A technical report was prepared for Lundin Mining Corporation (“Lundin”), pursuant to NI 43-101 entitled “Technical Report Caserones Mining Operation, Caserones Project, Atacama Region, Chile”, dated July 13, 2023, with an effective date of December 31, 2022.
The following description of the Caserones Copper Mine has been prepared with reliance on the Caserones Technical Report and the Lundin announcement dated February 18, 2026 “Lundin Mining Increases M&I Copper Mineral Resources by 37% and Updates Mineral Reserves” (the “Lundin Announcement”). Production information was sourced with reliance from Lundin Mining’s 2025 Annual MD&A prepared as of February 16, 2026 (the “Lundin MD&A”) and Lundin’s press release titled “Lundin Mining Increases M&I Copper Mineral Resources by 37% and Updates Mineral Reserves” dated February 18, 2026. Readers should consult the Caserones Technical Report, the Lundin Announcement and the Lundin MD&A to obtain further particulars on the Caserones Mine. The Caserones Technical Report and the Lundin Announcement were prepared in accordance with NI 43-101 and are available on Lundin Mining Corporation’s company profile at www.sedarplus.ca.
While the Company does not have any knowledge that such information is not accurate, the Company has not independently verified this information and there can be no assurance that such third-party information is complete or accurate. See “Technical and Third-Party Information”.
Property Description, Location and Access
The operations at the mine are located in the Atacama Region (Region III) in the Province of Copiapó, in the Chilean commune of Tierra Amarilla, at an approximate 28°10’ latitude south and 69°35’ longitude west (the “Caserones Mine”). The Caserones Mine is 165 km by road, southeast from Copiapó. The Caserones Mine is located within the Caserones Royalty Concessions.
The region is characterized by cool dry summers and mostly dry cold winters. Mining operations are year-round. There can be short-term interruptions in June–August if there are major snowfall events. Due to extreme temperatures and snowfall conditions between May to August, exploration activities are limited to September to April.
Elemental held a 0.473% NSR royalty in the Caserones Mine up until November 13, 2025 in which the Company acquired an additional 0.831% through the acquisition of EMX. In total as of the date of this AIF, Elemental holds a 1.304% NSR in the Caserones Mine.
History
Prior to becoming a mine, Caserones Mine was previously known as Regalito (“Regalito”) and historical references may refer to the Regalito project or deposit rather than the Caserones project or deposit. The first evidence of mining activity in the area dates back to pre-Colombian times and consisted of artisanal turquoise mining operations along the Quebrada Central and the Quebrada Tamberias.

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In January 1984, SMC California Uña de la Sierra Peña Negra (“SMC California”) Compañia Minera Caserones (“CMC”) carried out a five-day regional reconnaissance in the Andean range of Copiapó that included portions of the Caserones Mine area. Subsequent to this, SMC California and CMC, and LCM Caserones both staked claims in the area.
Between 1988 and 2000, four mining companies completed surface mapping of the Regalito prospect, initiating exploration by means of both reverse circulation (RC) and diamond drilling (DD).
1. 1988–1990 Compañia Minera Newmont Chile (Minera Newmont)
2. 1990–1991 Inversiones Mineras del Inca SA (INCA) and Niugini Mining (Niugini)
3. 1994–1998 BHP Chile Inc.
4. 2000 South American Gold and Copper Company (SAGC)
Lumina Copper Canada (“Lumina Copper”) conducted an exploration drilling and surface mapping campaign at the Caserones Mine in 2004. A total of 32,189 m was drilled in 114 holes. In February 2005, a district-scale geological-structural mapping was completed. A relogging program on the drill holes was completed by Rojas y Asociados Chile Lda, based in Santiago.
Lumina Copper completed exploration programs to capture information to support pre-feasibility and feasibility engineering studies. In 2009, Lumina Copper engaged Golder Associates to complete a Mineral Resource Estimate for Caserones Mine and Lumina Copper prepared an internal feasibility study, which was the first mining production study for the Caserones Mine. Production of copper cathode began in March, 2013 with the initial production of copper and molybdenum concentrate early the following year.
Lundin through a wholly owned subsidiary, originally held a 51% majority interest in Minera Lumina Copper Chile, owner of the Caserones Mine. JX Nippon Mining and Metals Corporation, the former operator, together with certain of its affiliates, held the remaining 49% interest. During 2024 Lundin exercised its right to acquire an additional 19% of the operation and now owns 70% and is the operator. On March 10, 2026, Lundin announced that it has entered into a purchase agreement to acquire an additional 5% interest in Minera Lumina Copper Chile, and the transaction is expected to close in April 2026.
Caserones Mine Geology
Caserones is an early Miocene Andean copper-molybdenum porphyry deposit. The basement assemblage in the Caserones Mine is a Carboniferous assemblage of metavolcanic and metasedimentary rocks. This assemblage has been intruded by the Caserones Granite in the Upper Carboniferous and the El Colorado Granite in the Permo–Triassic. Overlying these units are Mesozoic volcanic assemblages and sedimentary rocks of the La Ternada, Quebrada Seca, and Monardes Formations. During the Tertiary, several small stock sized, porphyry intrusive bodies were emplaced into the above sequence.
Mineralization
The Caserones deposit is hosted in a monzogranite within the Caserones Granite. It is about 2,000 metres long and has a width of approximately 1,500 metres. The oxide and secondary copper zones form a surface parallel blanket over 1,200 metres in diameter with a central “core” of at least 1,000 metres in diameter, with thicknesses averaging 300 metres and exceeding 400 metres in the central part. The oxide zone forms a cap that sits on top of the secondary copper zone in the northwest margin of the deposit area. Flanking the oxide zone and overlying the supergene zone, is a zone of “leached” material. Primary copper mineralization remains open at depth, and laterally in some areas.
The secondary copper mineralization in the oxide zone consists of chalcanthite with subordinate chrysocolla, brochantite and minor amounts of malachite, azurite and antlerite. Oxide minerals are predominantly fracture-filling but can also occur as replacements of disseminated primary sulphides. In the supergene-enriched zone, the primary copper minerals are chalcocite and lesser covellite, forming disseminations or hairline veinlets. The leached zone contains only patchy, discontinuous copper mineralization. Primary sulphide mineralization generally comprises 2% to 5% sulphides, primarily pyrite, with lesser chalcopyrite, molybdenite, and bornite and rare sphalerite. Molybdenite is present in all of the zones and generally occurs with quartz in veinlets and rarely as disseminated grains.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Exploration
Minera Lumina Copper Chile 2006 – Present
Up until 2011, exploration was focused on the area of the mine in support of pre-feasibility and feasibility studies. Initial prospecting, geophysical surveys and drilling was conducted on the Cerro Sur, Angelica and Caserones Sur prospects to the west and south of Caserones. Between 2011 and 2018, exploration activities were suspended during this period of mine operations. In 2019, exploration was reprised around the Caserones Mine.
The map below presents a location of the exploration prospects in and around Caserones Mine:

440000
460000
6880000
N
Cerro Pulido (Au)
Nemesis
Don Diego (Au)
Caserones Mine
Vegas del Obispo (Au-Cu)
Cerro Sur (Cu-Mo-Au)
Angelica (Cu-Mo)
Sur de Cerro Sur (Cu)
El Potro (Cu-Mo)
Caserones Sur (Cu-Mo)
Los Helados (NGEx Minerals Ltd.)
0
5
10
Km
Legend
Caserones Mine
Prospects
Other Project
Caserones Mineral Rights
Indigenous development area
Caserones Mine Access Route
Caserones Sur Access Route
El Potro Access Route

Source: MLCC(2023) , modified by LMC (2023)

Minera Lumina Copper Chile conducted several of the exploration activities through third party contractors or direct subsidiaries of JX Nippon Mining & Metals (“JX Nippon”).
Caserones Main Orebody
Since taking ownership of the Project Lundin has reported commencing additional deep drilling of the main mineralised system with a view to understanding the distribution of high-grade breccia zones within the orebody and testing the depth extent of the system. Limited results released in June 2025 indicate the presence of higher grade breccia zones both within the Dec’24 Resource pit shell, and significantly beneath it.
Cerro Sur, Sur de Cerro Sur Prospects
The Cerro Sur and the Sur de Cerro Sur prospects are situated approximately 4 km southwest of the Caserones Mine operation. In 2008 and 2009, Nikko Exploration & Development Co. (NED), a subsidiary to JX Nippon, completed several exploration programs and rock analyses, in the Cerro Sur area. In 2009, Minera Lumina Copper Chile followed up with a limited drill program of 3 diamond drill holes (900 m total). The assay analyses included total copper, sequential copper, and molybdenum.

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(Expressed in U.S. Dollars, except where indicated)
Angelica Prospect
In 2005, Minera Lumina Copper Chile originally completed a geological mapping and surface rock sampling in the Angelica prospect. In late 2008, NED, a subsidiary of JX Nippon carried out a more detailed mapping and geochemical sampling program that found several copper and molybdenum anomalies. NED followed up these anomalies by retaining Zonge to complete an IP/resistivity ground geophysical survey. In 2009, with the support of JOGMEC, Minera Lumina Copper Chile and PPC conducted the first of several exploration diamond drill holes. These were subsequently followed by 4 drill holes in 2010 and 12 RC drill holes in 2011. The results intersected an oxide zone. Between 2020 and 2024, further additional exploration diamond drill campaigns were completed discovering additional secondary and primary sulphide mineralization. Work is continuing to define the system and June, 2025 Lundin released information on drilling beneath and to the southwest of the Caserones pit that interested higher-grade copper-molybdenum mineralization hosted within breccias.
Caserones Oeste – Caserones Este Prospects
The Caserones Oeste – Caserones Este prospects are located approximately 3.5 km southeast of the Caserones operation.
Caserones Sur Prospect
The Caserones Sur Prospect is located approximately 16 km south of the Caserones Mine, at the head of the Rio Ramadillas. This area is characterized by outcrops of altered breccias, typically associated with copper-molybdenum porphyry systems. Minera Lumina Copper Chile, in partnership with JX Nippon and JXE, completed geological surface mapping and rock sampling and completed an airborne geophysical survey.
Vegas del Obispo Prospect
The Vegas del Obispo prospect is situated approximately 14 km east of the Caserones Mine. The Vegas del Obispo is an area of hydrothermal alteration with potential for hosting for gold or copper mineralization but has not been fully investigated. There is limited historical exploration on this prospect. Other than a brief site inspection and geology review in 2021, Minera Lumina Copper Chile has not conducted any further exploration activities on this prospect.
Cerro Pulido Prospect
The Cerro Pulido prospect is situated approximately 6 km northeast of the Caserones Mine. Cerro Pulido is an area of hydrothermal alteration with potential for hosting gold or copper mineralization but has not been fully investigated. Early exploration was completed in the late 1980s and early 1990s. Minera Lumina Copper Chile has not conducted any exploration activities on this prospect.
Sample Preparation, Analyses, and Data Verification
RC samples were collected on 2 m intervals at the drill using a cyclone. In a few areas where water was a problem, a rotary wet splitter was used. Core samples were marked on 2 m intervals and the core was cut in half using a diamond saw. Activation Laboratories Ltd. (Actlabs) in La Serena, Chile was used for RC and core sample preparation and analysis from 2000–2006. At the time, the laboratory held ISO/IEC 17025 accreditations. SGS Minerals, Copiapó, was used for RC and core sample preparation and analysis from 2007–2017. The laboratory holds ISO 14001 and NCh-ISO17065:2013 accreditations.
Both laboratories are independent of Lundin and Minera Lumina Copper Chile. Currently, grade control samples are assayed at Bureau Veritas in Copiapó that holds ISO/IEC 27001:2013 accreditations. Depending on the laboratory, samples were crushed to 95% passing 10 mesh and pulverized to 95% passing 150 mesh (RC) or passing 10 mesh (core). Analytical methods consisted of acid digestion followed by atomic absorption (AA) readings for total copper (CuT), acid-soluble copper (CuAS), cyanide-soluble copper (CuCNS), and molybdenum. Density determinations were conducted in 2004–2008 using the wet/dry method. There are 977 measurements from 87 drill holes in the Project database. QA/QC procedures used from 2004 onwards include submission of blank, duplicate, and certified reference materials (CRMs) in the sample stream. A review of the results indicates no material issues arising from the QA/QC programs. Drill core is stored at a secure site on core racks at the Carizalillo base camp, 5 km from Juntas del Potro, which is fenced and guarded.

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(Expressed in U.S. Dollars, except where indicated)
Mineral Processing and Metallurgical Testing
The Caserones Mine started producing cathodes in 2013 and the mineral processing facility has been producing copper and molybdenum concentrates since 2014. Primary and secondary sulphide ores are generally fed to the flotation plant and oxides are mixed with some secondary sulphides, and directed to the dump leach area.
LOM projection of copper feed grade is expected to be 0.13-0.25% Cu (dump leach) and 0.31% - 0.44% Cu (flotation). The LOM projection for copper concentrate grade is expected to be 28-32% Cu and reflects the gradual increase in the amount of primary mineralization (mostly chalcopyrite as the copper-bearing mineral) as plant feed. The projected LOM copper recovery for the flotation plant and dump leach are 82.7% and 53.7% respectively. However, improvements to the flotation plant and revised blending strategies have resulted in enhanced copper sulphide recoveries, averaging 91.0% in 2023.
Projected molybdenum production is based on a 110–170 ppm Mo head grade, a fixed 50% Mo concentrate grade and fixed 57.7% recovery.
Mineral Resource and Mineral Reserve Estimates
Mineral Resource Estimation
Caserones Mineral Resource Estimates are reported within a conceptual pit shell using NSR cut-off values of $13.37/t mineralized material processed at concentrating and $4.28/t for dump leach mineralized material. Mineral Reserves for the Caserones open pit are estimated using open pit discard NSR cut-off values of $13.37/t for ore processed at concentrating and $4.28/t for ore delivered to the heap leach and SX/EW processing. Hamilton Matias, Director, Resource Geology, Lundin has reviewed and verified the Mineral Resources estimates, and Pedro Elissetche, Global Practice Lead, Reserves & Mine Planning, Lundin has reviewed and verified the Mineral Reserves estimates.
Mineral Resource Statement
The December 31, 2025 Mineral Resource Estimate statement can be found in the table below:

		Grade		Contained Metal
	Tonnes (kt)	Cu (%)	Mo (%)	Cu (kt)	Mo (kt)
Measured	357,020	0.34	0.01	1,196	36
Indicated	938,920	0.26	0.01	2,404	84
M&I	1,295,940	0.28	0.01	3,600	120
Inferred	74,766	0.2	0.01	147	4
Mineral Reserve Statement
The Mineral Reserve Estimate statement can be found in the table below:

		Grade		Contained Metal
	Tonnes (kt)	Cu (%)	Mo (%)	Cu (kt)	Mo (kt)
Proven	310,112	0.34	0.01	1,051	27
Probable	486,958	0.27	0.01	1,326	35
Total	797,070	0.3	0.01	2,377	63
Mining Operations
Caserones is an established operating mine with mature mining practices. Mining at Caserones Mine is conducted via open pit methods, using a conventional truck and shovel fleet. The fleet is managed via a mine dispatch system. All equipment is manned.

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Annual Information Form
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Lundin reported total ore mined in 2025 to be 36,712kt with average grades of 0.40% copper and 0.011% molybdenum. Ore placed on the leach pads was 16,777kt and the total tonnage milled was 33,383kt.
Processing and Recovery Operations
The Caserones Mine mineral processing facility uses a process flowsheet typical for treating copper oxides and sulphides. The SX-EW plant has a nominal capacity of 34.5 kt/y. The processing facilities historically produced approximately 100–120 kt/y copper in concentrate, 1,700–2,500 t/y molybdenum in concentrate and approximately 25 kt/y of copper cathodes. Run-of-mine (ROM) oxide ore is treated via a dump heap leach.
Lundin reported total copper in concentrate production to be 107.1kt and cathode production was 25.82kt. Molybdenum production for 2025 was 2.08kt according to Lundin.
Infrastructure, Permitting and Compliance Activities
The Caserones Mine infrastructure includes waste rock facilities, dump leach and SX-EW facilities, truck shop, wash bay, fuel stations, explosive facilities, El Tambo and La Brea TSFs, camps and accommodations, power infrastructure, reagents storage facilities, administration building, mine and mill office building, sulphide concentrator (crushing, grinding, Cu and Mo flotation circuits), and assay/metallurgical laboratory. The mine is connected to Chile’s national grid via a 190 km double circuit 220 kV line which connects to the Jorqueria substation near Vallenar, close to the main north-south high voltage corridor. Power is supplied under a long-term contract to 2037. The processing facility has fresh (raw) water and process water systems. Process water from the various thickener overflows is collected in a process water pond and reused in the plant. Reclaim water from the tailings management facilities is also reused as process water, through this pond. Approximately 80% of process water is reclaimed water. The Caserones Mine fresh water supply comes from a wellfield connected to the Copiapó river basin. Water consumption is 409 l/s on average. Caserones Mine has a 518 l/s water usage permit and 1,280.5 l/s of water rights.
Capital and Operating Costs
Lundin reported the Caserones capital costs (100% basis) to be US$156.3M.
2025 operating costs averaged US$2.17/lb as reported by Lundin.
Exploration, Development and Production
Elemental is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101 from providing this disclosure, as the information required to provide such disclosure is not available to Elemental.
Timok Project, Serbia
The Company has royalties on properties in eastern Serbia’s Timok Magmatic Belt (the “Timok Project”). These royalty interests include an uncapped 0.3625% NSR royalty on the Timok Project’s Brestovac license covering the Cukaru Peki Upper Zone copper-gold mining operation and the Lower Zone porphyry copper-gold resource project (the “Timok Royalty”). Zijin Mining Group Ltd. controls 100% of the Timok Project.
Elemental considers the Timok Project’s Brestovac royalty property containing the Cukaru Peki Upper Zone and Lower Zone projects to be a property material to the Company for the purposes of NI 43-101. On March 31, 2022, EMX filed the Timok Technical Report under its profile on SEDAR+. A copy of the Timok Technical Report is also available under the Company’s SEDAR+ profile at www.sedarplus.ca.
The following description of the Timok Project’s Upper Zone Mine and Lower Zone resource project, and the NSR royalty interest of EMX with respect to the Timok Project is a direct reproduction of the summary from the Timok Technical Report. Elemental is permitted to satisfy the disclosure requirements in section 5.4 of Form 51-102F2 (Annual Information Form) by reproducing the summary from the Timok Technical Report herein and incorporating the detailed disclosure in the technical report into this AIF by reference; accordingly, the Timok Technical Report is hereby incorporated by reference into this AIF. Note that as the Timok Technical Report is dated March 25, 2022 with an effective date of December 31, 2020, the report refers to EMX as the reporting issuer to which it relates.

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“Introduction
EMX Royalty Corporation (“EMX” or the “Company”) (TSX Venture: EMX; NYSE American: EMX) is required by Canadian Securities Administrators (“CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to prepare and file with certain Canadian securities commissions a Technical Report on the Timok Project (the “Project” or “Timok Project”) with respect to its royalties on future production from the Project. The Project is located in the Bor District of eastern Serbia and is owned and operated by Zijin Mining Group Co., Ltd. (“Zijin”), a publicly traded company listed on the Hong Kong stock exchange.
EMX’s royalty on the Project initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovać West, to Reservoir Capital Corp. (“Reservoir Capital”), for uncapped net smelter return (“NSR”) royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital later transferred those interests to Reservoir Minerals Inc. (“Reservoir Minerals”). Subsequently, EMX acquired 0.5% NSR royalty interests covering the Brestovać and Durlan Potok properties (EMX news releases, February 4, 2014 and October 5, 2020), which along with Brestovać West, are included in the Timok Project controlled by Zijin.
Thus, this amended and restated Technical Report has been prepared by Kevin Francis of Mineral Resource Management LLC (“MRM”) for EMX which holds royalty interests (not direct ownership) in the Project. This Technical Report is dated March 25, 2022 and amends and restates the original Report entitled “NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia” dated February 26, 2021 and with an effective date of June 19, 2018. This amended and restated Technical Report: a) corrects improper units in Tables 1-3 and 15-1.
Mining companies are not (typically) required to, and as a matter of practice, do not normally disclose detailed information to companies that hold a royalty interest in their operations unless legally or contractually mandated to do so. Zijin has not made any information available to EMX despite several requests. Therefore, access to information and details regarding the Project is limited to what is available in the public domain.
Pursuant to Part 9.2(2) of NI 43-101, the qualified person (“QP”) preparing a technical report on Form 43-101F1 for an issuer that only has a royalty interest in a mineral project is not required to perform an onsite visit of the Project, nor is the QP required to complete those items under Form 43-101F1 that require data verification or inspection of documents. EMX is relying on the exemption available under Part 9.2(2) of NI 43-101 for the completion of this Technical Report.
All dollar amounts stated in this document are United States Dollars.
Location and Access
The Timok Project is located in eastern Serbia on a gently rolling plateau between 300 and 400 meters above sea level and has a moderate-continental climate. It occurs 5 kilometers south of the town of Bor, which is a regional administrative and mining center located approximately 250 kilometers by road southeast of Belgrade, the capital of Serbia. The site is favorably located for mining infrastructure (road, rail, power, water) and nearby the recently upgraded copper smelter complex in Bor. The Universal Transverse Mercator System (UTM) coordinates (the World Geodetic System, 1984) of the approximate center of the Čukaru Peki deposit are 4874888 N and 590706 E (UTM zone 34).
Description of State Royalty and EMX’s Royalties
The Serbian government collects a royalty of 5% NSR for metallic raw materials (per the “Guide for Investors”, Ministry of Natural Resources, Mining and Spatial Planning, 2011). Additional royalties that are due, such as EMX’s royalty interests, are individually negotiated for each mineral permit.
EMX’s Royalties
EMX’s Brestovać Royalty. The Brestovać royalty was originally granted to Euromax by Reservoir Capital via a royalty agreement (the “Royalty Agreement”) executed in 2010. EMX acquired Euromax’s NSR royalty interests in 2013 (EMX news release, February 4, 2014).
As a subsequent event to the publication of the NI-43-101 Technical Report in 2022, EMX and Zijin executed a modified and restated royalty agreement in September 2023 where EMX now retains an uncapped 0.3625% NSR royalty over:

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Source: EMX 2020
EMX Royalty Interests and Permit Location Map
Other EMX Timok Royalty Properties. The Company also has two additional Timok royalty properties, including Brestovać West and Durlan Potok.
•Brestovać West is covered by NSR royalties of 2% for gold and silver and 1% for all other metals. Brestovać West contains the Corridor Zone gold prospect and occurs directly west of Brestovać.
•Durlan Potok is covered by a 0.3625% NSR royalty and occurs in the Timok Belt approximately 20 kilometers north of Brestovać and Čukaru Peki.
History
The earliest known historic exploitation (copper mining and smelting) occurred as early as 5500 BC, and continued during the Bronze Age and Roman era. In the late 19th century, prospecting in the Bor District led to the discovery of the copper and gold- rich Coka Dulkan and Tilva Ros deposits in 1902 with mining commencing in 1907 and continuing until 1941. Known historical exploitation in the Timok Project area of Brestovać-Metovnica was trial mining of copper and zinc mineralization in the 1930’s.
The Bor mines and smelter were rehabilitated after the Second World War and operated to the 1990s by the Yugoslav State, and then later by the state- owned RTB Bor. During this period a number of significant porphyry and high-sulfidation (“HS”) epithermal deposits were discovered in the Bor District and put into production. The Timok Project mineralization had not yet been recognized. During 1990-2002, due to the political uncertainty and conflict in the former Yugoslavia, no significant mineral exploration was undertaken, although the Serbian government did issue exploration permits and concessions in 2002.

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(Expressed in U.S. Dollars, except where indicated)
By 2004, mineral exploration activities in the Timok area were reinitiated with the arrival of western companies including Phelps Dodge (now Freeport), Eurasian Minerals (now EMX), Euromax and Dundee. Reservoir Minerals acquired Eurasian Minerals’ Serbia exploration assets in 2006, which led to EMX’s current Brestovac West retained royalty interests.
Significant exploration work on the Project commenced with the formation of the Reservoir/Freeport JV in 2010. JV field work during 2010-2016 included geological mapping, geochemical surveys, and geophysical surveys (e.g., CSAMT, etc.). These surveys covered target areas where Miocene sediments overlie the concealed and prospective Upper Cretaceous volcanic rocks that host mineralization in the Bor District. The CSAMT data contributed significantly to the discovery of the Upper Zone mineralization, which was announced on July 16, 2012 by Reservoir Minerals.
After acquiring a 55% equity interest under the JV agreement, Freeport gave notice to Reservoir Minerals in July 2012 that it had elected to sole fund expenditures through the completion of a feasibility study. JV drilling through 2016 carried out on the Upper Zone (59,333 m) and Lower Zone (42,380 m) deposits resulted in an historical Upper Zone resource estimate in 2014 that was updated in 2016 as a PEA. These historical mineral resources established a basis from which subsequent mineral resource estimates evolved. The historical estimates are superseded by the current Zijin estimates presented in this Technical Report.
In 2016, Reservoir announced a definitive agreement with Nevsun to combine their respective companies (Reservoir news release, April 24, 2016). This triggered the exercise by Reservoir of its right of first offer (“ROFO”) in respect of the Timok JV agreement with Freeport. As a result, Reservoir acquired Freeport’s interest in the Upper Zone of Čukaru Peki (thereby consolidating 100% control), and increased its interest in the Lower Zone (Reservoir news release, May 2, 2016). Nevsun closed the acquisition of Reservoir as announced in a June 23, 2016 news release.
In 2017, Nevsun reported an updated PEA for the Upper Zone with measured and indicated resources of 28.7 million tonnes averaging 3.7% copper and 2.4 g/t gold, and inferred resources of 13.9 million tonnes averaging 1.6% copper and 0.9 g/t gold at a Resource NSR cutoff of US$35/tonne (based upon $3.49/lb Cu, $1,565/oz Au, and technical and economic parameters given in the PEA study) (Nevsun news release, October 26, 2017 and SEDAR filed technical report titled “Technical Report for a Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia” with an effective date of September 1, 2017 and report date of November 27, 2017 authored by SRK Consulting (Canada) Inc.). Site preparation activities in 2017 advanced the construction of a portal and exploration decline.
In 2018, an Upper Zone PFS was completed by Nevsun with a probable mineral reserve of 27 million tonnes at 3.3% copper and 2.1 g/t gold based upon metal prices of $3.00 per pound copper and $1,300 per ounce gold (Nevsun news release, March 28, 2018). Subsequently, an initial inferred resource estimate was announced for the Lower Zone porphyry project at a $25/tonne “dollar equivalent” cutoff of 1.659 billion tonnes averaging 0.86% copper and 0.18 g/t gold (Nevsun news release, June 26, 2018 and SEDAR filed Technical Report titled “NI 43-101 Technical Report - Timok Copper- Gold Project, Serbia: Upper Zone Prefeasibility Study and Resource Estimate for the Lower Zone” with an effective date of June 19, 2018 and report date of August 7, 2018 authored by Hatch, SRK, and Knight Piesold).The mining method was assumed to be by block cave.
The mineral resource and reserve estimates by previous operator Nevsun are relevant. They use mineral resource and reserve categories as defined in the CIM Definition Standards (and by extension NI 43-101) and can be relied upon. The Nevsun mineral resource and reserve estimates provided the basis for Zijin’s re-statement of current mineral resource and reserve estimates in its 2020 Annual Report.
Late in 2018, Nevsun announced that an offer by Zijin to purchase Nevsun had been successful (Nevsun news release, December 28, 2018). This provided Zijin with 100% control of the Upper Zone, and a joint venture interest with Freeport on the Lower Zone. In December, 2019 Zijin purchased Freeport’s remaining 54% interest in the Lower Zone porphyry (Zijin news releases, November 3, 2019 and December 30, 2019). The end result of Zijin’s acquisition activities from 2018-2019 was to consolidate 100% control of the Timok Project, which included the Cukaru Peki deposit’s Upper and Lower Zones.
To date, there has been no significant production registered from the Brestovać - Metovnica permit or other Project permits.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Geology and Mineral Resource Estimates
Čukaru Peki is a copper-gold deposit comprised of two different types of mineralization - the high sulfidation style Upper Zone (“UZ”) and the porphyry style Lower Zone (“LZ”). The deposit is located within the central zone (or Bor District) of the Timok Magmatic Complex. The Timok Magmatic Complex is located within the central segment of the Late Cretaceous Apuseni-Banat- Timok-Srednogorie magmatic belt in the Carpatho-Balkan region of southern-eastern Europe. The Apuseni- Banat- Timok- Srednogorie belt forms part of the western segment of the Tethyan Magmatic and Metallogenic Belt, which lies along the southern Eurasian continental margin and extends over 1,000 km from Hungary, through the Apuseni Mountains of Romania, to Serbia and Bulgaria and on to the Black Sea.
The Mineral Resource estimates for the Upper Zone and Lower Zone were reported in Zijin’s 2020 Annual Report issued on April 28, 2021. The estimates reported by Zijin and set forth in Tables 1-1 and 1-2 have been conformed to the requirements of NI 43-101.
The 2020 Mineral Resource statement reported by Zijin for the Upper Zone of the Čukaru Peki deposit is shown in Table 1-1. The Mineral Resources are inclusive of Mineral Reserves.
Table 1-1: 2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit

Category	Quantity Mt	Grade			Metal
		% Cu	g/t Au	% As	Cu Mt	Au Moz
Measured	2.20	8.6	5.70	0.29	0.19	0.40
Indicated	26.60	3.3	2.10	0.20	0.87	1.80
Measured and Indicated	28.70	3.7	2.40	0.20	1.05	2.20
Inferred	13.90	1.6	0.90	0.06	0.23	0.42
1.The Resource NSR cutoff value used to report the estimate is $35/tonne.
2.All figures are rounded to reflect the relative accuracy of the estimate.
3.Mineral resources are not mineral reserves and do not have demonstrated economic viability.
The 2020 Mineral Resource statement reported by Zijin for the Lower Zone of the Čukaru Peki deposit is shown in Table 1-2.
Table 1-2: 2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Lower Zone of the Čukaru Peki Deposit

Category	Resource Domain	Quantity Mt	Grade			Metal Contained
			% Cu	g/t Au	% As	Cu Mt	Au Moz
Inferred	Lower Zone Porphyry	1,659	0.86	0.18	0.01	14.3	9.6
Total-Inferred		1,659	0.86	0.18	0.01	14.3	9.6
1.The cutoff value used to report the mineral resource estimate is $25/tonne and has been reported using a US dollar equivalent cutoff value based on copper price of $3.00/lb, gold price of $1,400/oz, and an 87% recovery for copper and a 69% recovery for gold for assessing eventual economic potential of the mineral resources.
2.All figures are rounded to reflect the relative accuracy of the estimate.
3.Mineral resources are not mineral reserves and do not have demonstrated economic viability.
Mineral Reserve
The Mineral Reserve statement for the Upper Zone of the Čukaru Peki deposit was reported in Zijin’s 2020 Annual Report issued on April 28, 2021. The estimate reported by Zijin and set forth in Table 1-3 has been conformed to the requirements of NI 43-101.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Table 1-3: 2020 Zijin Annual Report Mineral Reserve Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit

Category	Quantity (kt)	Grade			Contained Metal
		(% Cu)	(g/t Au)	(% As)	Cu Mlb	Au Moz	(kt As)
Proven	0	0.00	0.00	0.00	0	0	0
Probable	27,121	3.25	2.06	0.17	1,944.1	1.792	47
Total	27,121	3.25	2.06	0.17	1,944.1	1.792	47
1.Metal prices used include $3.00/lb Cu and $1,300/oz Au.
2.A Reserve NSR cut-off of $35/tonne was used to optimize the sublevel caving ring layout.
3.Contained metal figures and totals may differ due to rounding of figures.
Status of Development and Operations
Zijin has not provided public technical disclosure on the Timok Project regarding mining, economic analysis or other development considerations. However, there are relevant public disclosures that provide general context for the pace of development, expected production scope, and timing for production. In MRM’s opinion, these disclosures provide important context for an overall understanding of EMX’s Upper Zone royalty asset.
On April 22, 2020 International Mining published on their website the following regarding initial production at the Project. “CPM Consulting, which has a supervisory role at the massive Timok copper-gold project for Zijin Bor Copper, the Serbian unit of China’s Zijin Mining Group, says the operation will produce 3.3 Mt/y (10,000 t/d) of ore from the Čukaru Peki Upper Zone mine. The operation also represents the first big European project for Chinese mining contractor JCHX, which set up local company JCHX Kinsey Mining Construction doo Bor to manage the mine construction. JCHX has been busy sinking the ventilation shaft at the site and developing the main decline. First copper from the Upper Zone mine is still expected by end 2021.”
Zijin stated in a news release, dated June 16, 2021, that they “recently obtained the trial production permit for the processing facilities issued by the Serbian Ministry of Mining and Energy, and have entered the trial production stage. At present, the construction of the processing facilities of the project has been completed, and trial production and operation, construction conclusion and greening, etc. are being conducted at full speed. It is planned that all work of the trial production stage shall be completed for submission to the Ministry of Mining for acceptance check before September of this year. This will achieve a smooth transition from mine infrastructure construction to production and operation.”
MRM does not have the data or supporting information to independently verify the disclosures above, but believes that they were accurate and not misleading at the time of disclosure.
Conclusions and Recommendations
MRM is unaware of any significant factors or risks that may affect access, title, or the right or ability for Zijin to advance the Timok Upper Zone development project to production, or of continuing to explore the Lower Zone resource project. The Upper Zone and Lower Zone are both covered by EMX royalty interests.
MRM recommends that EMX continue to request all current information related to the Timok Project from Zijin Mining Group to allow for an independent evaluation of the Project.”

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Additional Updates on the Timok Project
In addition to the above disclosure, the following figure shows an updated depiction of the royalty interests and permit location map.

Lower Zone Surface Projection
Upper Zone Surface Projection
Mill
Bor Smelter
Shaft
Decline
2.0% NSR Au&Ag,
1% NSR other
0.3625% NSR
Lower Zone
Upper Zone
0
2 km
© OpenStreetMap (and) contributors, CC-BY-SA
ELEMENTAL ROYALTY
Timok Magmatic Complex
Durlan Potok
0.3625% NSR
Bor District
Bor Mine
Enlarged Area
Timok Cukaru Peki
Brestovac West
2.0% NSR Au & Ag,
1% NSR other metals
Brestovac
0.3625% NSR
MG Zone
Mines
ELE Application
ELE License
Bor Pit Outline
Copper
Gold
N
W
E
S
0
10 km

Source: modified from EMX 2020
In 2024, Zijin reported a new exploration discovery at Timok called the Malka Golaja Copper-Gold Deposit (also referred to as “MG Area”), which is located approximately seven kilometers to the southeast of the Cukaru Peki Mine. Zijin included this statement in their 2024 Annual Results Announcement:
Based upon Elemental’s reviews of satellite imagery and the locations of drill sites as observed in the field, the Malka Golaja deposit appears to be mostly covered by Elemental’s Brestovac royalty interest. Elemental’s senior management also recently completed a site visit to the Cukaru Peki mine and met with Zijin representatives for an update on Zijin’s mining activities at Timok. Elemental congratulates Zijin on its outstanding work at Timok, including the rapid advancement of the Cukaru Peki operations and the novel discovery at Malka Golaja. The Malka Golaja discovery represents a significant development for both Zijin and Elemental as a royalty holder.
Zijin has been rapidly expanding its Čukaru Peki operations, increasing capacity at its current mill while continuing to add infrastructure for the development of the “Lower Zone” porphyry copper-gold deposit. Zijin’s published mineral resources and reserves for Čukaru Peki have also continued to grow rapidly, as shown in Zijin’s recent annual reports.

TSX.V: ELE.V / NASDAQ: ELE	Elemental Royalty Corporation	52

Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Dividends and Distributions
Since becoming a public issuer, the Company has not paid any cash dividends or distributions on its securities. On March 20, 2026, the Board formally declared a dividend of US$0.03 per Common Share with a record date of March 31, 2026. The Board also announced its intention to declare subsequent dividends at the end of each fiscal quarter, aggregating to US$0.12 per Common Share for the 2026 fiscal year. The Board may make arrangements from time to time in accordance with the constating and governing documents of the Company, applicable law, and shareholder feedback to assist shareholders in directing the investment of their dividends into other assets. The declaration of any dividends, including the amount, record date, and actual date of payment of such dividends, will be determined by the Board, in its sole discretion, at the appropriate time and the Board will consider the cash flows, operations and earnings, capital requirements and surplus, general financial condition of the Company and its subsidiaries, contractual restrictions and such other business considerations and factors as the Board, in its sole discretion, deems relevant.
Description of Capital Structure
Common Shares
The authorized capital of the Company consists of an unlimited number of Common Shares without par value of which 64,225,160 Common Shares were issued and outstanding on March 23, 2026.
The Common Shares of the Company are without par value and entitle the holders thereof to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends as and when declared by the Board of Directors. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution will be distributed to the holders of Common Shares.
Market for Securities
Trading Price and Volume
The Common Shares are listed and posted for trading on each of the TSX-V and Nasdaq under the trading symbol “ELE”.
The following table sets forth information relating to the trading of the Common Shares on the TSX-V¸ being the Canadian marketplace upon which the Common Shares traded in 2025, for each of the months indicated.

Year	Period	High (C$)	Low (C$)	Close (C$)	Volume
2025	January	12.50	10.90	11.70	140,426
2025	February	12.50	11.30	12.50	193,254
2025	March	14.20	11.50	12.90	132,970
2025	April	15.20	11.80	14.80	152,218
2025	May	16.00	13.20	14.50	187,211
2025	June	19.90	14.10	18.90	409,094
2025	July	22.00	18.80	19.60	371,473
2025	August	21.50	19.50	20.30	151,419
2025	September	25.79	19.70	25.04	869,198
2025	October	25.27	20.41	21.18	576,391
2025	November	22.50	17.75	20.07	1,206,338
2025	December	23.50	19.45	23.23	1,017,160
The only securities of Elemental that are outstanding but not listed or quoted on a marketplace are Elemental’s stock options, warrants, deferred share units, and restricted share units.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Prior Sales
The following table sets forth, for each class of securities of Elemental that are outstanding but not listed or quoted on a marketplace, the price at which the securities have been issued during the most recently completed financial year, the number of securities of the class issued at that price, and the date on which the securities were issued.

Date of Issuance	Type of Security / Transaction	Price per Security or Exercise Price per Security	Number and Type of Securities Issued
February 28, 2025	Options issued to eligible directors, officers and employees pursuant to incentive compensation plan	C$12.60	383,530 Options
February 28, 2025	RSUs issued to eligible directors, officers and employees pursuant to incentive compensation plan	C$11.22	57,000 RSUs
July 31, 2025	Options issued to eligible directors, officers and employees pursuant to incentive compensation plan	C$16.00	78,285 Options
July 31, 2025	RSUs issued to eligible directors, officers and employees pursuant to incentive compensation plan	C$19.90	36,000 RSUs
November 13, 2025	Options issued to eligible directors and officers pursuant to incentive compensation plan[1]	C$15.11	96,509 Options
November 13, 2025	Options issued to eligible directors and officers pursuant to incentive compensation plan[1]	C$15.71	2,822 Options
November 13, 2025	Options issued to eligible directors and officers pursuant to incentive compensation plan[1]	C$13.52	56,440 Options
November 13, 2025	Options issued to eligible directors and officers pursuant to incentive compensation plan[1]	C$9.61	251,719 Options
November 13, 2025	Options issued to eligible directors and officers pursuant to incentive compensation plan[1]	C$9.58	218,418 Options
November 13, 2025	Options issued to eligible directors and officers pursuant to incentive compensation plan[1]	C$9.09	15,803 Options

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)

November 13, 2025	Options issued to eligible directors and officers pursuant to incentive compensation plan[1]	C$9.29	190,476 Options
November 13, 2025	Options issued to eligible directors and officers pursuant to incentive compensation plan[1]	C$10.89	158,024 Options
Notes
1.These are Replacement Options issued pursuant to the Arrangement which are exercisable to purchase Common Shares of Elemental.
Escrowed Securities and Securities Subject to Contractual Restriction on Transfer
To Elemental’s knowledge, Elemental does not have any securities in escrow or that are subject to a contractual restriction on transfer.
Directors and Officers
The following table sets forth the name, province/state and country of residence, position held with Elemental and principal occupation during the five preceding years of each person who is a director and/or an officer of Elemental. Directors are elected at each annual meeting of the Company’s shareholders and serve as such until the next annual meeting of shareholders or until their successors are elected or appointed.

Name and Municipality of Residence	Position with the Company and Date of Appointment	Principal Occupations during the Five Preceding Years
Juan Sartori Monte Carlo, Monaco	Executive Chairman, Director November 13, 2025	–Chairman and Founder of Union Group (Including Union Acquisition Corp. II, Union Acquisition Corp. III and Union Growth Corp.)
David M. Cole Colorado, USA	Chief Executive Officer, Director November 13, 2025	–Chief Executive Officer of the Company –Former President and CEO of EMX, March 2003 to November 2025
Frederick Bell London, UK	President and Chief Operating Officer November 13, 2025	–President and Chief Operating Officer of the Company –Former Chief Executive Officer of the Company from July 2020 to November 2025
Stefan Wenger Colorado, USA	Chief Financial Officer November 13, 2025
–Chief Financial Officer of the Company
–Former Chief Financial Officer of EMX, October 2024 to November 2025
–Director of Ridgeline Royalties Inc., the leading source of royalty and stream financing for miners that supply the clean energy marketplace
–Director of UV-Concepts, Inc., a private company based in Colorado since November 2018

David Baker, London, UK	Chief Investment Officer November 13, 2025
–Chief Investment Officer of the Company
–Former Chief Financial Officer of the Company from January 2023 to November 2025
–Former Vice President, Business Development of the Company from April 2020 to January 2023

David Gossen Denver, USA	Chief Legal Officer November 20, 2025	–Chief Legal Officer of the Company –Former Corporate Secretary of the Company from August 2024 to November 2025 –Managing Director of PJT Partners from 2017 to 2024
Rocio Echegaray British Columbia, Canada	Corporate Secretary November 20, 2025	–Corporate Secretary of the Company –Former Corporate Secretary of EMX, November 2019 to November 2025

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)

Simon Vumbaca(1)(2)(3) West Sussex, UK	Director November 13, 2025
–Founder and Principal at ASV International Ltd (Private Office) since March 2021
–Founding Partner of ASV Law between 2011 and 2021
–Chairman of AIG (Agro-conglomerate) since 2025 and on the board since 2021
–Director of Sunderland AFC since 2021
–Director of Pipen Group Ltd since 2024
–Director of DZE UK Ltd since 2022
–Director of Firesound Music Ltd since 2023
–Director of Firesong Holding since 2021
–Director of Green Sun Ltd since 2018
–Director of Bioceres Crop Solutions since 2025

Ravi Sood(1)(2)(3) Ontario, Canada	Director November 13, 2025
–Chief Executive Officer and Chairman of Golconda Gold Ltd. between September 2010 to Present
–Managing Director of Signal 8 Limited between October 2010 to Present
–Chairman of Abraxas Power Corp. between December 2022 to Present
–Chairman of Biomind Labs, Inc. between July 2021 to Present
–Chairman of Sparq Systems Inc. between July 2017 to Present

Sunny Lowe(1)(2)(3) Ontario, Canada	Director November 13, 2025
–Chief Financial Officer of Highlander Silver Corp. (TSX and NYSE: HSLV), a company advancing a portfolio of silver exploration and development assets in the Americas, January 2025 to present
–Former Chief Financial Officer of Solaris Resources Inc. (TSX and NYSE: SLSR), a multi-asset copper company exploring and developing in the Americas, 2021 to 2024
–Former Chief Financial Officer of INV Metals Inc. (TSX: INV), a Canadian mineral resource company, 2018 to 2021

Notes:
1.Member of the Audit Committee (chair: Sunny Lowe)
2.Member of the Compensation Committee (chair: Simon Vumbaca)
3.Member of the Nomination and Governance Committee (chair: Ravi Sood)
All directors and executive officers of Elemental in the aggregate own, or control or direct, directly or indirectly, 1,172,070 Common Shares, a total percentage of 1.83% of Elemental (on a non-diluted basis).
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Except as disclosed below, no director or executive officer of the Company is, as at the date hereof, or was within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that,
(i)was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii)was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to materially affect control of the Company,
(i)is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
(ii)has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to,
(i)any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(ii)any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Ravi Sood is currently the Chairman of Biomind Labs Inc. (“Biomind”). On April 8, 2024, the Ontario Securities Commission issued a cease trade order against Biomind in connection with Biomind’s failure to file its audited financial statements (and related management’s discussion and analysis and certifications) for the period ended December 31, 2023. The cease trade order was revoked on June 3, 2024. On April 4, 2025, the Ontario Securities Commission issued a further cease trade order against Biomind in connection with Biomind’s failure to file its audited financial statements (and related management’s discussion and analysis and certifications) for the period ended December 31, 2024. The cease trade order was revoked by the Ontario Securities Commission on November 25, 2025.
Ravi Sood is currently a director of Golconda Gold Ltd. (formerly, Galane Gold Ltd.) (“Golconda”), which was delisted from the Botswana Stock Exchange (the “BSE”) effective August 14, 2017 for failure to pay certain fees required by the BSE’s listing requirements. The delisting of Golconda from the BSE followed a temporary suspension of the Golconda listing on the BSE that was imposed on July 13, 2017.
Conflicts of Interest
To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.
Directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development or investment in natural resource companies and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws. In accordance with the BCBCA, the directors and officers of the Company are required to act honestly, in good faith and in the best interest of the Company. The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company relies upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.
Juan Sartori, Executive Chairman of Elemental, is a principal of Tether. Tether is a control person of the Company, currently owning 31.69% of the Common Shares as of the date of this AIF.
During 2025, in connection with the Financing, Mr. Sartori declared a conflict of interest in respect of the transaction and refrained from voting on the matter. While the Company is not aware of a pending or existing conflict of interest with Mr. Sartori as of the date of this AIF, the interests of Tether as a control person of Elemental may place Mr. Sartori in a position of conflict as director of the Company in the future. To mitigate the impact of potential conflicts, Simon Vumbaca has been appointed as lead director of the Company.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Legal Proceedings and Regulatory Actions
The Company is not party to any legal proceeding as of the date of this AIF that involves a claim for damages in an amount that exceeds 10% of the current assets of the Company (exclusive of interest and costs). The Company is not aware of any such legal proceedings involving it or its operations being contemplated.
The Company is not aware of penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority during the last financial year. No other penalties or sanctions have been imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision. The Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the last financial year.
Interests of Management and Others in Material Transactions
Other than the Financing as described herein, the Company has not engaged in any transaction with the Company’s executive officers or directors, a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s, or its affiliates or associates, outstanding voting securities or an associate or affiliate of the Company’s executive officers or directors, within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company. See “General Developments of the Business - EMX Arrangement and Tether Financing.”
Transfer Agent and Registrars
The transfer agent and registrar for the Common Shares of the Company is Computershare Investor Services Inc., through its offices located at 510 Burrard St, 3rd Floor Vancouver, British Columbia, Canada V6C 3B9.
Material Contracts
The following are the material contracts, other than those entered into in the ordinary course of business, which the Company entered into within the financial year ended December 31, 2025, or entered into prior to such date but which are still in effect:
US$50 Million Credit Facility
On December 1, 2022, Elemental entered into a credit agreement with NBC and CIBC for a revolving credit facility which allows Elemental to borrow up to US$40 million with an option to increase to US$50 million subject to satisfaction of certain conditions. Elemental subsequently announced the signing of a number of amendments to the credit agreement, including (but not limited to) (i) amendment no. 3 dated as of January 5, 2024 to, among other things, extend the maturity date to June 5, 2027 and (ii) amendment no. 4 dated as of November 14, 2024, to increase the Credit Facility to US$50 million and introduce Royal Bank of Canada as a new lender. See “General Developments of the Business –Credit Facilities.”
Elemental and NBC entered into an amendment no. 5 on February 27, 2026, to, among other things, increase the Credit Facility from US$50 million to US$150 million, introduce a US$50 million accordion, add The Bank of Nova Scotia as a lender and extend the maturity date to February 27, 2029. Royal Bank of Canada exited as an existing Lender concurrent with closing of the Fifth Amending Agreement.
Arrangement Agreement and Tether Financing
On September 4, 2025, the Company announced that it had entered into the Arrangement Agreement with EMX and 1554829 B.C. Ltd., a direct wholly-owned subsidiary of the Company, pursuant to which the Company agreed to acquire all of the issued and outstanding EMX Shares by way of the Plan of Arrangement under the BCBCA. Pursuant to the Arrangement Agreement, the Company agreed to issue to EMX shareholders 0.2822 Common Shares for each EMX Share held immediately prior to the effective time of the Arrangement. The Arrangement closed on November 13, 2025.
On September 4, 2025, concurrent with and in support of the Arrangement, the Company entered into a subscription agreement with Tether with respect to a non-brokered private placement of 7,502,502 Common Shares at a price of CAD$18.38 (or US$13.33) per Common Share to raise gross proceeds of approximately US$100,000,000. Proceeds from the Financing were used to repay EMX’s credit facility following the completion of the Arrangement, fund certain royalty acquisitions (including the

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Laverton Acquisition and the Dugbe Acquisition), pay tax withholdings related to certain of EMX’s equity incentive securities and other expenses in connection with the Arrangement and provide capital for the combined company resulting from the Arrangement so that it was unlevered upon completion of the Arrangement. The Financing closed on November 13, 2025. See “General Developments of the Business – EMX Arrangement and Tether Financing.”
Interests of Experts
Richard Evans, BSc (Hons) GradDip Business FAusIMM, is Senior Vice President Technical for Elemental, and a “qualified person” under NI 43-101, has reviewed and approved the scientific and technical disclosure in relation to Karlawinda and Caserones contained in this document.
To the knowledge of Elemental, Mr. Evans holds 0.54% of the outstanding Common Shares of Elemental or of any associate or affiliate of Elemental as of the date hereof. Mr. Evans has not and will not receive any direct or indirect interest in any securities of Elemental as a result of the review and approval of the scientific and technical disclosure included in this AIF.
Additionally, Timothy Strong, BSc (Hons) ACSM FGS MIMMM RSci, is also a “qualified person” as defined in NI 43-101 and authored the Karlawinda Technical Report. As of March 23, 2026, Mr. Strong holds nil securities in the Company. Mr. Strong has not received any direct or indirect interest in the Company’s property and did not receive any direct or indirect interest in any of the Company’s securities or the securities of any associate or affiliate of the Company in connection with his review of the scientific and technical information in the Karlawinda Technical Report.
Kevin Francis, SME Registered Member Mineral Resource Management LLC, is also a “qualified person” as defined in NI 43-101 and authored the Timok Technical Report. As of March 23, 2026, Mr. Francis holds nil securities in the Company. Mr. Francis has not received any direct or indirect interest in the Company’s property and did not receive any direct or indirect interest in any of the Company’s securities or the securities of any associate or affiliate of the Company in connection with his review of the scientific and technical information in the Timok Technical Report.
“Michael P. Sheehan, CPG, is an employee of the Company and a "qualified person" as defined in NI 43-101 for information related to and has reviewed and approved all scientific and technical information related to the Company’s royalty interests and property interests not covered by any other named expert. As of March 23, 2026, Mr. Sheehan holds nil securities in the Company”
The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated March 23, 2026 in respect of the Company’s consolidated financial statements as at December 31, 2025 and December 31, 2024 and for each of the years ended December 31, 2025 and December 31, 2024. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPA Code of Professional Conduct and any applicable legislation or regulations, as well as the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.
Audit Committee
The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.
The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s board of directors. A copy of the charter is attached hereto as Schedule “A”.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
The current members of the Audit Committee are:

Sunny Lowe(1)	Independent	Financially literate
Ravi Sood	Independent	Financially literate
Simon Vumbaca	Independent	Financially literate
Notes:
1.Chairman of the Audit Committee
2.The terms “independent” and “financially literate” are defined by National Instrument 52-110 Audit Committees (“NI 52-110”).
Relevant Education and Experience
As noted above, each member of the Audit Committee is financially literate. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter. Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.
Sunny Lowe brings over 20 years of capital markets, finance, and international accounting, tax and risk management experience mostly spent in the mining sector. Ms. Lowe is a Chartered Professional Accountant and holds an MBA from the Schulich School of Business at York University. She is currently the Chief Financial Officer of Highlander Silver Corp. Prior to that, Ms. Lowe was with Solaris Resources Inc. and with INV Metals both as Chief Financial Officer, at Kinross Gold Corporation, first as Vice President, Internal Audit & Enterprise Risk Management, and as Vice President, Finance, and at Inmet Mining, where she held a number of progressive leadership roles.
Ravi Sood is the managing director of Signal 8 Limited based in Toronto, Canada. Mr. Sood has been a founder of and the principal investor in several businesses in emerging markets and currently serves as Chief Executive Officer of Golconda Gold Ltd. (TSX-V) and Executive Chairman of Abraxas Power Corp. Mr. Sood was the founder and Chief Executive Officer of Navina Asset Management Inc., a global asset management firm headquartered in Toronto, Canada. Mr. Sood led the investment activities of Navina and its predecessor company, Lawrence Asset Management Inc., from its founding in 2001 until he sold the firm in 2010. Mr. Sood received a Bachelor Degree of Mathematics at the University of Waterloo where he was a Descartes Fellow and the recipient of numerous national awards.
Simon Vumbaca is currently principal of London-based private investment office ASV Private Office where he works with businesses to set and to execute sophisticated value creation strategies. Over the past three decades, Mr. Vumbaca has led complex, high profile, and high value corporate and commercial negotiations, including most recently the sale of Pit Stop Betting in 2019. He operates in a peer group of investors including high-net worth individuals, overseas royal families, international conglomerates, private investors, financial institutions, elite athletes, artists, and sports club owners. Mr. Vumbaca currently serves as a non-executive director of Sunderland AFC, a professional English premier league football club, and is the Chair of AIG, an Agro conglomerate, amongst other appointments. Mr. Vumbaca holds a Masters (DEA) graduate degree from the Université Paris II Panthéon-Assas and is a licensed member of the Law Society of England and Wales and of the Colegi.
Reliance on Certain Exemptions
At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), Section 3.2 of NI 52-110 (Initial Public Offerings), Section 3.4 of NI 52-110 (Events Outside Control of Member), Section 3.5 of NI 52-110 (Death, Disability or Resignation of Audit Committee Member), Section 3.3(2) of NI 52-110 (Controlled Companies), Section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions) or on Section 3.8 of NI 52-110 (Acquisition of Financial Literacy).
Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial year was there a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

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Annual Information Form
(Expressed in U.S. Dollars, except where indicated)
Pre-Approval Policies and Procedures
The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.
External Auditor Service Fees
The aggregate fees incurred by the Company’s external auditors for each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Auditor	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)	Total
2025	PricewaterhouseCoopers LLP	US$517,116	US$106,757	US$-	US$-	US$623,873
2024	PricewaterhouseCoopers LLP	US$212,082	US$-	US$-	US$-	US$212,082
Notes:
1.The aggregate audit fees incurred.
2.The aggregate fees incurred for assurance and related services that are reasonably related to the performance of the audit and which are not included under the heading “Audit Fees”.
3.Fees incurred for preparation of Company’s corporate tax return.
4.The aggregate fees incurred for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.
Additional Information
Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s management information circular for the year ended December 31, 2024 and dated June 18, 2025 prepared in connection with the annual meeting of shareholders held on July 29, 2025, as filed on SEDAR+ at www.sedarplus.ca. The Company’s management information circular for the year ended December 31, 2025 will be prepared and filed in connection with its annual meeting of shareholders. Additional financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for the financial year ended December 31, 2025.

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Annual Information Form
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Schedule “A” - Audit Committee Charter
Elemental Royalty Corporation (“Company”) Audit Committee Charter
INTRODUCTION
This Charter sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of Elemental Royalty Corporation (the “Company”).
1.STATEMENT OF PURPOSE
The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:
Financial reporting and related financial disclosure;
Risk management;
Internal control over financial reporting and disclosure controls and procedures;
The annual independent audit of the Company’s financial statements;
Legal and regulatory compliance and compliance with the Code of Conduct;
Related party transactions; and
Compliance with public disclosure requirements.
2.COMMITTEE MEMBERSHIP
Qualifications
The Committee shall consist of as many directors of the Board as the Board may determine (the “Members”), but in any event, not less than three (3) Members. All Members shall be independent within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”), Rule 5605(a)(2) of the rules of the Nasdaq Stock Market LLC (“Nasdaq”), and any other applicable securities laws and the rules of any stock exchanges upon which the Company’s securities are listed. All Members shall be financially literate within the meaning of NI 52-110 and be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement as required by Nasdaq Rule 5605(c)(2). NI 52-110 requires, among other things, that to be independent a Member be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment. No Member shall: (i) accept, directly or indirectly, any consulting or advisory or other compensatory fee from the Company or any of its subsidiaries (other than remuneration for acting in his or her capacity as a member of the Board and as a member of Board Committees); or (ii) be an “affiliated entity” within the meaning of NI 52-110 or an “affiliated person” within the meaning of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Members shall not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.
At least one Member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. An individual satisfying the definition of “audit committee financial expert” in Item 407 of Regulation S-K promulgated under the Exchange Act would meet this financial sophistication requirement.
Members shall be appointed by the Board. Any Member may be removed and replaced at any time by the Board, and will automatically cease to be a Member if he or she ceases to meet the qualifications required of Members. The Board will fill vacancies on the Committee by appointment from among qualified directors of the Board. If a vacancy exists on the Committee, the remaining Members may exercise all of the Committee’s powers so long as there is a quorum in accordance with Section 3 below.
Chair
The Board will designate one of the independent directors of the Board to be the chair of the Committee (the “Chair”) and the Chair may be removed or replaced at any time by the Board.

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Attendance of Management and other Persons
The Committee may invite, at its discretion, senior executives of the Company or such persons as it sees fit to attend meetings of the Committee and to take part in the discussion and consideration of the affairs of the Committee. The Committee may also require senior executives or other employees of the Company to produce such information and reports as the Committee may deem appropriate in the proper exercise of its duties. Senior executives and other employees of the Company shall attend a Committee meeting if invited by the Committee. The Committee may meet without senior executives in attendance for a portion of any meeting of the Committee.
Delegation
Subject to applicable law, the Committee may delegate any or all of its functions to any of its Members or any subset thereof, or other persons, from time to time as it sees fit.
3.COMMITTEE OPERATIONS
Meetings
The Chair, in consultation with the other Members, shall determine the schedule and frequency of meetings of the Committee, but the Committee shall meet at least quarterly in connection with the Company’s preparation of periodic financial statements. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each Member unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means. Powers of the Committee may also be exercised by written resolutions signed by all Members.
At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair shall convene a meeting of the Committee. Any such request shall set out in reasonable detail the business proposed to be conducted at the meeting so requested.
Agenda and Reporting
To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials.
The Chair shall report to the Board on the Committee’s activities since the last Board meeting. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board. Minutes of each meeting of the Committee shall be circulated to the Board following approval of the minutes by the Members.
The Committee shall oversee the preparation of, review and approve the applicable Committee-related disclosure for inclusion in the Company’s annual information form and, if required, in any Committee-related disclosures required to be filed in the United States.
Secretary and Minutes
The Corporate Secretary of the Company may act as the secretary of the Committee unless an alternative secretary is appointed by the Committee. The secretary of the Committee shall keep regular minutes of Committee proceedings and shall circulate such minutes to all Members on a timely basis. As noted above, the Members shall review and approve such minutes and provide such approved minutes to the Board.
Quorum and Procedure
A quorum for any meeting of the Committee will be a simple majority of the Members in office. The procedure at meetings will be determined by the Committee. The powers of the Committee may be exercised by a simple majority of Members at a meeting where a quorum is present or by resolution in writing signed by all Members. In the absence of the Chair, the Committee may appoint one of its other Members to act as Chair of any meeting.

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Annual Information Form
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Exercise of Power between Meetings
Between meetings, the Chair, or any Member designated for such purpose by the Committee, may, if required in the circumstance, exercise any power delegated by the Committee on an interim basis. The Chair or other designated Member will promptly report to the other Members in any case in which this interim power is exercised.
4.DUTIES AND RESPONSIBILITIES
The Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board, as well as any other functions that may be necessary or appropriate for the performance of its duties.
Financial Reporting and Disclosure
Review and recommend to the Board for approval, the interim and audited annual financial statements, including the auditors’ report thereon, management’s discussion and analysis, financial reports, press releases related to such financial statements and reports, and other applicable financial disclosure, prior to the public disclosure of such information.
Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents, prior to the public disclosure of such documents or information.
Review with senior executives of the Company, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company’s financial position and the results of its operations in accordance with IFRS, as applicable.
Seek to ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, the Company’s disclosure controls and procedures and periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.
Risk Management
Review the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.
Review and make recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems and controls to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company.
Internal Controls and Internal Audit
Review the adequacy and effectiveness of the Company’s internal control and management information systems through discussions with senior executives of the Company and the external auditor relating to the maintenance of (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions; (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud. From time to time, the Committee shall assess any requirements or changes with respect to the establishment or operations of the internal audit function having regard to the size and stage of development of the Company at any particular time. Satisfy itself, through discussions with senior executives of the Company that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations.
Periodically review the Company’s policies and procedures for reviewing and approving or ratifying related-party transactions.
External Audit
Be directly responsible for the appointment, compensation, retention and oversight of the work of any external auditor engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and ensure the external auditor reports directly to the Committee.

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Recommend to the Board a firm of external auditors to be appointed as the external auditors of the Company, the appointment of which is subject to the approval and ratification by the Company’s shareholders.
Ensure the external auditors report directly to the Committee on a regular basis. Review the independence of the external auditors, ensuring the Committee’s receipt from the external auditors of a formal written statement delineating all relationships between the auditor and the Company, actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full Board take, appropriate action to oversee the independence of the external auditor.
Approve the fee, scope and timing of the audit and other related services rendered by the external auditors. The Company shall provide funding for the compensation to be paid to the external auditor as determined by the Committee.
Review and approve the audit plan of the external auditors, including the scope and staffing of the audit, prior to the commencement of the audit. Establish and maintain a direct line of communication with the Company’s external auditors.
At each meeting, the Committee shall meet in private session, if required, and may meet with the external auditors, with management, and with the Committee members only.
Review and assess the compensation and oversight of the work of the external auditors of the Company with respect to preparing and issuing an audit report or performing other audit or review services for the Company, including the resolution of issues between senior executives of the Company and the external auditors regarding financial reporting. The external auditor shall report directly to the Committee.
Review the results of the external audit and the external auditors’ report thereon, including discussions with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with senior executives of the Company and any other matters.
Review any material written communications between senior executives of the Company and the external auditors and any significant disagreements between the senior executives and the external auditors regarding financial reporting.
Discuss with the external auditors their perception of the Company’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during the course of their review and availability of records, data and other requested information and any recommendations with respect thereto.
Discuss with the external auditors their perception of the Company’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks.
Recommend to the Board any change of the external auditors and oversee any such change to ensure compliance with NI 52-110 and other applicable securities laws and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.
Review and assess, at least annually, the performance of the external auditors, including (i) reviewing and evaluating the lead partner on the external auditor’s engagement with the Company; and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence.
Associated Responsibilities
Monitor and periodically review, and recommend necessary updates to the Board of, the Code of Conduct of the Company and associated procedures for:
The receipt, retention and treatment of complaints received by the Company regarding accounting and internal accounting controls or auditing matters;
The confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters; and
Any violations of applicable law, rules or regulations that relate to corporate reporting and disclosure, or violations of the Company’s Code of Conduct.

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Annual Information Form
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Review and approve the Company’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company.
Non-Audit Services
Pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities, in accordance with NI 52-110 and other applicable securities laws, if any. The Committee may delegate to one or more of its Members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.
Other Duties
Direct and supervise the investigation into any matter brought to its attention within the scope of the Committee’s duties. Perform such other duties as may be assigned to it by the Board from time to time or as may be required by applicable law.
5.THE COMMITTEE CHAIR
In addition to the responsibilities of the Chair described above, the Chair has the primary responsibility for overseeing and reporting on the evaluations to be conducted by the Committee, as well as monitoring developments with respect to accounting and auditing matters in general and reporting to the Committee on any related significant developments.
6.COMMITTEE EVALUATION
The performance of the Committee shall be evaluated by the Board as part of its regular evaluation of the Board committees.
7.ACCESS TO INFORMATION AND AUTHORITY TO RETAIN INDEPENDENT ADVISORS
The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfil its duties and all directors, officers and employees of the Company will be directed to cooperate as reasonably requested by Members. The Committee has the authority to retain, at the Company’s expense, independent legal, financial, and other advisors, consultants and experts to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve their fees. In selecting such advisors, consultants and experts, the Committee shall take into account factors relevant to their independence from the Company’s management and other relevant considerations. The Committee shall determine the appropriate funding for any advisor, consultant or expert retained by the Committee. In addition to providing funding for such advisors, consultants or experts, the Company shall also provide funding for ordinary administrative expenses of the Committee that are necessary or appropriate for carrying out its duties.
The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external advisors, in accordance with its business judgment. Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors of the Board are subject under applicable law.
The Committee also has the authority to communicate directly with internal and external auditors. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of the senior executives of the Company responsible for such matters and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are directors of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that is greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial

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information or public disclosure. This Charter is not intended to change or interpret the constating documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with the constating documents of the Company and all applicable laws and rules.
The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively provided such departures do not run counter to applicable law or stock exchange requirements. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers, to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.
8.REVIEW OF CHARTER
The Committee shall at least annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

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